                                                               EXHIBIT (a)(1)(a)

                               SIPEX CORPORATION
                           OFFER TO EXCHANGE CERTAIN
                      OUTSTANDING OPTIONS FOR NEW OPTIONS
                             ---------------------
    THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., PACIFIC TIME, ON NOVEMBER 8, 2002, UNLESS WE EXTEND THE OFFER.
                             ---------------------
    You may exchange your outstanding options to purchase shares of our common stock with exercise prices above $7.50 per share, whether vested or unvested, for new stock options; however, options granted under the 1999 Stock Plan may not be exchanged in this offer. You are eligible to participate in the exchange offer if you are an employee or consultant (collectively referred to as an employee) of SIPEX Corporation (referred to as Sipex, we, our or us) who lives and works in the United States on the date hereof. Our directors and executive officers are not eligible to participate in the exchange offer.

    Your new options will entitle you to purchase a certain number of shares of Sipex common stock. The number of shares of Sipex common stock that you will be entitled to purchase will depend on the exercise price of your exchanged options. If your exchanged option entitled you to purchase stock with an exercise price between $7.51 per share and $20.00 per share, it will be replaced with a new option covering 1 share for every 2 shares covered by the exchanged option. If your exchanged option entitled you to purchase stock with an exercise price of $20.01 per share or greater, it will be replaced with a new option covering 1 share for every 3 shares covered by the exchanged option. Fractional shares will be rounded up to the nearest whole share. The number of shares underlying your new option will also be adjusted for stock splits, reverse stock splits, stock dividends and other similar events. The exercise price per share of all new options will be equal to 100% of the fair market value of our common stock on the date of grant. Generally, each new option will be granted under the same plan as the exchanged option it replaces. However, exchanged options that were not granted under any plan (referred to as stand-alone options) and exchanged options that were granted under the 1996 Incentive Stock Option Plan will be replaced with new options granted under the 2002 Nonstatutory Stock Option Plan.

    We will grant the new options on the first business day that is 6 months and 1 day after the date on which we cancel the options accepted for exchange. We refer to this date as the new option grant date. We expect the new option grant date to be May 12, 2003. Each new option will be subject to a new vesting schedule that will begin on the new option grant date. Each new option will be 25% vested on the new option grant date, and will vest as to 25% of the shares covered by the option on each subsequent anniversary of the new option grant date.

    Our common stock is traded on the Nasdaq National Market under the symbol "SIPX." On October 8, 2002, the closing price of our common stock as reported on the Nasdaq National Market was $1.00 per share. We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether to elect to exchange your options.

     SEE "RISKS OF PARTICIPATING IN THE OFFER" BEGINNING ON PAGE 10 FOR A DISCUSSION OF RISKS THAT YOU SHOULD CONSIDER BEFORE TENDERING YOUR ELIGIBLE OPTIONS.

                                   IMPORTANT

    If you wish to exchange your options, you must complete and sign the election form by following its instructions, and fax or hand deliver it to Lynn Bragdon at fax number (978) 670-9088 before 5:00 p.m., Pacific Time, on November 8, 2002.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO EXCHANGE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    You should direct questions about the offer or requests for additional copies of this offer to exchange and the other option exchange program documents to Lynn Bragdon, SIPEX Corporation, 22 Linnell Circle, Billerica, MA 01821, telephone number (978) 671-1933.

                   Offer to Exchange dated October 10, 2002.

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE NEW OPTIONS IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. HOWEVER, WE MAY, AT OUR DISCRETION, TAKE ANY ACTIONS NECESSARY FOR US TO MAKE THE OFFER TO OPTION HOLDERS IN ANY OF THESE JURISDICTIONS. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED IN THIS OFFERING CIRCULAR IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE AS OF WHICH IT IS SHOWN, OR IF NO DATE IS OTHERWISE INDICATED, THE DATE OF THIS OFFERING CIRCULAR. THIS OFFERING CIRCULAR SUMMARIZES VARIOUS DOCUMENTS AND OTHER INFORMATION. THOSE SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE DOCUMENTS AND INFORMATION TO WHICH THEY RELATE.

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
SUMMARY TERM SHEET...............................................     1
RISKS OF PARTICIPATING IN THE OFFER..............................    10
THE OFFER........................................................    20
1.   Eligibility.................................................    20
2.   Number of options; expiration date..........................    20
3.   Purpose of the offer........................................    21
4.   Procedures for electing to exchange options.................    22
5.   Withdrawal rights and change of election....................    24
6.   Acceptance of options for exchange and issuance of new
     options.....................................................    24
7.   Conditions of the offer.....................................    25
8.   Price range of shares underlying the options................    27
9.   Source and amount of consideration; terms of new options....    27
10.  Information concerning Sipex................................    32
11.  Interests of directors and officers; transactions and
     arrangements concerning the options.........................    32
12.  Status of options acquired by us in the offer; accounting
     consequences of the offer...................................    34
13.  Legal matters; regulatory approvals.........................    34
14.  Material U.S. federal income tax consequences...............    35
15.  Extension of offer; termination; amendment..................    37
16.  Fees and expenses...........................................    38
17.  Additional information......................................    38
18.  Financial statements........................................    38
19.  Miscellaneous...............................................    39
SCHEDULE A   Information Concerning the Directors and Executive
             Officers of SIPEX Corporation.......................   A-1
SCHEDULE B   Financial Statements of SIPEX Corporation...........   B-1

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                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about the offer. You should carefully read this entire offer to exchange, the accompanying letter from our CEO, Walid Maghribi, dated October 10, 2002, the election form and the withdrawal form. The offer is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the remainder of this offer to exchange and the other option exchange program documents. We have included in this summary references to other sections in this offer to exchange to help you find a more complete description of these topics.

Q1.   WHAT IS THE OFFER?

A1. The offer to exchange is a voluntary opportunity for eligible option holders to exchange outstanding options granted by us with exercise prices greater than $7.50 per share for new options covering a smaller number of shares after a 6 month and 1 day waiting period. Options granted under the 1999 Stock Plan are not eligible for this offer. We expect to make the new grants on May 12, 2003. The new options will have an exercise price equal to the then fair market value of our common stock. (Sections 1 and 9)

Q2.   WHY ARE WE MAKING THE OFFER?

A2. We believe that granting stock options motivates our employees to perform at high levels and provides an effective means of recognizing employee contributions to our success. This offer enables us to provide eligible employees a valuable incentive to stay with us. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. These options are commonly referred to as being "underwater." By making this offer to exchange eligible options for new options that will have an exercise price equal to the market value of the shares on the new option grant date, we intend to provide eligible employees with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for eligible employees and, as a result, maximize stockholder value. (Section 3)

Q3.   WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

A3. We are offering to exchange all outstanding, unexercised options to purchase shares of our common stock held by eligible employees that have an exercise price greater than $7.50 per share, except that options granted under the 1999 Stock Plan are not eligible for this offer. In exchange, we will grant each new option under the same plan as the exchanged option it replaces, except that exchanged options that were granted under stand-alone option agreements or under the 1996 Incentive Stock Option Plan will be replaced with new options granted under the 2002 Nonstatutory Stock Option Plan. If you elect to participate in the offer, then you must exchange all options that we have granted to you since April 10, 2002. (Section 2)

Q4.   WHO IS ELIGIBLE TO PARTICIPATE?

A4. You are eligible to participate in the offer only if you are an employee of Sipex who lives and works in the United States and you remain an employee of Sipex or one of our subsidiaries through the cancellation date. However, members of our board of directors and all of our executive officers, as listed on Schedule A to this offer to exchange, are not eligible to participate. (Section 1)

      To receive a new option, you must remain an employee of Sipex or one of our subsidiaries through the date on which the new options are granted, which will be the first business day that is at least 6 months and 1 day after the cancellation date. We refer to this date as the new option grant date. If we do not extend the offer, the new option grant date will be May 12, 2003. (Section 1)

Q5.   WHEN DOES THIS OFFER END?

A5. This offer ends at 5:00 p.m., Pacific Time, on November 8, 2002. We refer to this date and time as the expiration date, unless we extend the period during which the offer will remain open. If we extend the offer, the term expiration date will refer to the time and date at which the extended offer expires. (Section 2)

Q6. HOW MANY NEW OPTIONS WILL YOU RECEIVE IN EXCHANGE FOR YOUR OPTIONS THAT YOU ELECT TO EXCHANGE?

A6. The number of shares of Sipex common stock that you will be entitled to purchase will depend on the exercise price of your exchanged options. If your exchanged option entitled you to purchase stock with an exercise price between $7.51 per share and $20.00 per share, it will be replaced with a new option covering 1 share for every 2 shares covered by the exchanged option. If your exchanged option entitled you to purchase stock with an exercise price of $20.01 per share or greater, it will be replaced with a new option covering 1 share for every 3 shares covered by the exchanged option. Fractional shares will be rounded up to the nearest whole share. The number of new option shares that you receive will also be subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date. (Section 2)

      EXAMPLE 1

      If the option you elect to exchange has an exercise price of $8.49 per share and covers 1,000 shares of our common stock, your new option will cover 500 shares of our common stock.

      EXAMPLE 2

      If the option you elect to exchange has an exercise price of $8.49 per share and covers 109 shares of our common stock, your new option will cover 55 shares of our common stock.

      EXAMPLE 3

      If the option you elect to exchange has an exercise price of $23.00 per share or greater and covers 1,000 shares of our common stock, your new option will cover 334 shares of our common stock.

      EXAMPLE 4

      If the option you elect to exchange has an exercise price of $23.00 per share or greater and covers 109 shares of our common stock, your new option will cover 37 shares of our common stock.

      A new option will generally be granted under the same plan as the exchanged option it replaces. However, exchanged options that were granted under the 1996 Incentive Stock Option Plan or a stand-alone option agreement will be replaced with new options granted under the 2002 Nonstatutory Stock Option Plan. All new options will be subject to a new option agreement between you and us. You must sign the new option agreement before receiving your new options. (Section 2)

Q7.   WHY ISN'T THE EXCHANGE RATIO SIMPLY ONE-FOR-ONE?

A7. Our stock option program must balance the interests of both employees and stockholders. The exchange ratios noted above will decrease the total number of options outstanding and will benefit stockholders by decreasing potential stockholder dilution. (Section 3)

Q8.   WHAT ARE THE CONDITIONS TO THE OFFER?

A8. Participation in the offer is completely voluntary. The completion of the exchange offer is subject to a number of customary conditions that are described in Section 7 of this offer to exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any properly tendered eligible options. Prior to the expiration date of the exchange offer, we reserve the right to amend the exchange offer for any or no reason. (Section 7)

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

Q9. ARE THERE ANY ELIGIBILITY REQUIREMENTS THAT YOU MUST SATISFY AFTER THE EXPIRATION DATE TO RECEIVE THE NEW OPTIONS?

A9. To receive a grant of new options, you must be employed by us or one of our subsidiaries through the new option grant date. (Section 1)

      As discussed below, we will grant your new options to you on the first business day that is at least 6 months and 1 day after the cancellation date. We expect that the new option grant date will be May 12, 2003. If, for any reason, you do not remain employed by Sipex or one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled. Your employment with Sipex or one of our subsidiaries remains "at will" and can be terminated by you or Sipex or one of our subsidiaries at any time, with or without cause or notice. (Section 1)

Q10.  WHEN WILL YOU RECEIVE YOUR NEW OPTIONS?

A10. We will send you a promise to grant stock option promptly after the date on which we accept and cancel the options elected to be exchanged. The promise to grant stock option represents our commitment to grant you a new option on the new option grant date, provided that you remain employed by Sipex or one of our subsidiaries through the new option grant date.

      We will grant the new options on the new option grant date. The new option grant date will be the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange. Our board of directors has selected this date as the actual grant date for the new options. We will not grant the new options before the new option grant date. (Section 6)

Q11.  WHEN WILL THE OPTIONS YOU ELECT TO EXCHANGE BE CANCELLED?

A11. The options you elect to exchange will be cancelled on the first business day following the expiration date of this offer. We refer to this date as the cancellation date. If we do not extend the offer, the cancellation date will be November 11, 2002. Therefore, the new options will be granted on May 12, 2003. (Section 6)

Q12. WHY WON'T YOU RECEIVE YOUR NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

A12. Published rules of the Financial Accounting Standards Board generally require lower-priced options granted within the 6 months before and after the cancellation of options to be treated as a variable expense to earnings. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense if we issued new options immediately. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least 6 months and 1 day, we believe that we will not have to treat the new options as variable awards. (Section 12)

Q13. IF YOU ELECT TO EXCHANGE OPTIONS IN THE OFFER, WILL YOU BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE YOU RECEIVE YOUR NEW OPTIONS?

A13. No. If you accept the offer, you cannot receive any other option grants before you receive your new options. We will defer granting you these other options to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer. (Section 6)

Q14.  IS THIS A REPRICING?

A14. No. The Financial Accounting Standards Board has adopted rules that result in unfavorable accounting consequences for companies that reprice options. If we repriced your options, our potential

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

      for profitability in the future would be significantly reduced because we would be required to record a charge against earnings with respect to any future appreciation of our common stock underlying the repriced options. (Section 12)

Q15.  WHY CAN'T WE JUST GRANT YOU ADDITIONAL OPTIONS?

A15. Because of the large number of underwater options outstanding, granting additional options covering the same aggregate number of shares of common stock as the outstanding eligible options would have severe negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and our current reserves must be conserved for ongoing grants and new hires. (Section 3)

Q16. WILL YOU BE REQUIRED TO GIVE UP ALL OF YOUR RIGHTS UNDER THE CANCELLED OPTIONS?

A16. Yes. Once we have accepted options that you tender for exchange, your options will be cancelled and you will no longer have any rights under those options. We intend to cancel all options accepted for exchange on the cancellation date, which is the first business day following the expiration of the offer. We expect the cancellation date to be November 11, 2002. (Section 6)

Q17.  WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

A17. The exercise price per share of the new options will be 100% of the fair market value of our common stock on the new option grant date, which would be the closing price reported by the Nasdaq National Market for our common stock on the new option grant date, which is expected to be May 12, 2003. (Section 9)

      We cannot predict the exercise price of the new options. Because we will grant new options on the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. (Section 9)

Q18.  WHEN WILL THE NEW OPTIONS VEST?

A18. Each new option will vest based on a new 3-year-vesting schedule that will begin on the new option grant date. The new vesting schedule will be as follows:

      - 25% of the shares subject to the new option will be vested on the new option grant date, and

       - 25% of the shares subject to the new option will vest on each subsequent anniversary of the new option grant date,

       such that each new option will be fully vested on the 3rd anniversary of the new option grant date, subject to your continued employment with us or one of our subsidiaries through each relevant vesting date. (Section
       9)

       For example, a new option to purchase 800 shares of our common stock granted on the scheduled new option grant date of May 12, 2003 will vest as follows:

       - 200 of the shares subject to the new option will be vested on May 12, 2003,

       - an additional 200 shares subject to the new option will vest on May 12, 2004,

       - an additional 200 shares subject to the new option will vest on May 12, 2005, and

       - an additional 200 shares subject to the new option will vest on May 12, 2006.

Q19.  WHAT IF ANOTHER COMPANY ACQUIRES US IN A MERGER OR STOCK ACQUISITION?

A19. Although we are not anticipating any such merger or acquisition, if we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, then the resulting entity will be obligated to grant the new options under the same terms as provided in this

                                        4
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      offer. However, the type of security and the number of shares covered by each new option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such new option will have an exercise price equal to the fair market value of the acquiror's stock on the new option grant date. As a result of this adjustment, you may receive options for more or fewer shares of the acquiror's common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

      Regardless of any such merger, consolidation or acquisition, the new option grant date will be the first business day that is at least 6 months and 1 day after the cancellation date. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation or acquisition. If you submit your options in the exchange and the merger, consolidation or acquisition occurs after the expiration date but before the new option grant date, you will not be able to exercise your option to purchase our common stock before the effective date of the merger, consolidation or acquisition. (Section 9)

      You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. The exercise price of new options granted to you after the announcement of a merger, consolidation or acquisition of Sipex would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in option holders who do not participate in this offer receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not Sipex common stock, while option holders who decide not to participate in this offer could exercise their options before the effective date of the merger or acquisition and sell their Sipex common stock before the effective date. (Section 9)

      Finally, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the grant of the new options under this option exchange program. TERMINATION OF YOUR EMPLOYMENT FOR THIS OR ANY OTHER REASON BEFORE THE NEW OPTIONS ARE GRANTED MEANS THAT YOU WILL RECEIVE NEITHER NEW OPTIONS, NOR ANY OTHER COMPENSATION FOR YOUR CANCELLED OPTIONS. (Section 9)

Q20.  ARE THERE CIRCUMSTANCES UNDER WHICH YOU WOULD NOT BE GRANTED NEW OPTIONS?

A20. Yes. If, for any reason, you are no longer an employee of Sipex or one of our subsidiaries on the new option grant date, you will not receive any new options. Your employment with Sipex or one of our subsidiaries will remain "at-will" regardless of your participation in the offer and can be terminated by you or us at any time, with or without cause or notice. (Section 1)

      Moreover, even if we accept your options, we will not grant new options to you if we are prohibited from doing so by applicable law. For example, we could become prohibited from granting new options as a result from changes in Securities and Exchange Commission (SEC) rules, regulations or policies or Nasdaq listing requirements. We do not anticipate any such prohibitions at this time. (Section 13)

      In addition, it is possible that proposed Nasdaq rules will require us to obtain shareholder approval for shares added to the 2002 Nonstatutory Stock Option Plan. If we are unable to obtain such approval before the new option grant date, new options under the 2002 Nonstatutory Stock Option Plan may be delayed and/or the number of shares subject to the new options may be reduced. (Section 13)

Q21. IF YOU ELECT TO EXCHANGE AN ELIGIBLE OPTION, DO YOU HAVE TO ELECT TO EXCHANGE ALL OF THE SHARES COVERED BY THAT OPTION?

A21. Yes. We are not accepting partial tenders of options. However, you may elect to exchange the remaining portion of any option that you have partially exercised. Accordingly, you may elect to

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      exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant. For example and except as otherwise described below, if you hold (1) an eligible option to purchase 1,000 shares at $20.00 per share, 700 of which you have already exercised, (2) an eligible option to purchase 1,000 shares at an exercise price of $25.00 per share, and (3) an eligible option to purchase 2,000 shares at an exercise price of $30.00 per share, you may elect to exchange:

      -  your first option covering 300 remaining unexercised shares,

      -  your second option covering 1,000 shares,

      -  your third option covering 2,000 shares,

      -  two of your three options,

      -  all three of your options, or

      -  none of your options.

      These are your only choices in the above example. You may not elect, for example, to exchange your first option with respect to only 150 shares (or any other partial amount) under that grant or less than all of the shares under the second and third option grants. (Section 2)

      IF YOU ELECT TO EXCHANGE ANY OF YOUR OPTIONS, THEN YOU MUST ELECT TO EXCHANGE ALL OF THE OPTIONS THAT WE GRANTED TO YOU SINCE APRIL 10, 2002. For example, if you received an option grant in January 2000 and a grant in May 2002 and you want to exchange your January 2000 option grant, you also would be required to exchange your May 2002 option grant. (Section 2)

Q22. WHAT HAPPENS TO OPTIONS THAT YOU CHOOSE NOT TO EXCHANGE OR THAT ARE NOT ACCEPTED FOR EXCHANGE?

A22. Options that you choose not to exchange or that we do not accept for exchange remain outstanding until they expire by their terms and retain their current exercise price and current vesting schedule. (Section 6)

      You should note that there is a risk that any incentive stock options you have may be affected, even if you do not participate in the exchange. We believe that eligible options that you choose not to tender for exchange will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this offer to exchange options. However, the IRS may characterize this offer to exchange options as a "modification" of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of all of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings given by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling, nor may they assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a "modification" of incentive stock options eligible for tender. A successful assertion by the IRS of this position could extend the options' holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a nonstatutory stock option. (Section 14)

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Q23.  WILL YOU HAVE TO PAY TAXES IF YOU EXCHANGE YOUR OPTIONS IN THE OFFER?

A23. If you exchange your current options for new options, you should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. On the new option grant date, you will not be required under current law to recognize income for U.S. federal income tax purposes. (Section 14)

      FOR ALL EMPLOYEES, WE RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PERSONAL TAX CONSEQUENCES TO YOU OF PARTICIPATING IN THE EXCHANGE OFFER. IF YOU ARE A RESIDENT OF, OR SUBJECT TO THE TAX LAWS IN THE UNITED STATES, BUT ARE ALSO SUBJECT TO THE TAX LAWS IN ANOTHER COUNTRY, YOU SHOULD BE AWARE THAT THERE MIGHT BE OTHER TAX AND SOCIAL INSURANCE CONSEQUENCES THAT MAY APPLY TO YOU.

Q24. WILL YOUR NEW OPTIONS BE INCENTIVE STOCK OPTIONS OR NONSTATUTORY STOCK OPTIONS?

A24. Generally, the new options granted in exchange for old options will be of the same type, but with some exceptions.

      If your exchanged options under the 1997 Stock Option Plan are incentive stock options for purposes of the U.S. Internal Revenue Code, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the new option exercise price. The excess value is deemed to be a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws.

      If your exchanged options are nonstatutory stock options for purposes of the Internal Revenue Code, your new options will also be nonstatutory stock options.

      If your exchanged options were granted under the 1996 Incentive Stock Option Plans, the new options that replace them will be nonstatutory stock options and will be granted under the 2002 Nonstatutory Stock Option Plan, regardless of whether they are incentive stock options or nonstatutory stock option.

      We recommend that you read the tax discussion in this offer to exchange and discuss the personal tax consequences of nonstatutory stock options with your financial advisor. (Sections 9 and 14)

Q25.  WHEN WILL YOUR NEW OPTIONS EXPIRE?

A25. Your new options will expire 10 years from the date of grant, or earlier if your employment with Sipex or one of our subsidiaries terminates. (Section 9)

Q26. CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL WE NOTIFY YOU IF THE OFFER IS EXTENDED?

A26. The offer expires at 5:00 p.m., Pacific Time, on November 8, 2002, unless we extend it. We may, in our discretion, extend the offer at any time, but we do not currently expect to do so. If we extend the offer, we will issue a press release or other public announcement disclosing the extension no later than 6:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration date of the offer. (Section 2)

Q27.  HOW DO YOU ELECT TO EXCHANGE YOUR OPTIONS?

A27. If you elect to exchange your options, you must deliver, before 5:00 p.m., Pacific Time, on November 8, 2002, or such later date and time as we may extend the expiration of the offer, a properly completed and executed election form via facsimile (fax # (978) 670-9088) or by hand to Lynn Bragdon at Sipex. This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any or all options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. We will also reject all options tendered for exchange by employees affected by the reduction-in-force that will be announced during October, since these employees will no longer be employed on the new option grant date and, as a result, will be ineligible to receive new options. Subject to the terms and conditions described in the stock option exchange program documents, we will accept all other properly tendered options promptly after the expiration of the offer. (Section 4)

Q28. DURING WHAT PERIOD OF TIME MAY YOU WITHDRAW OPTIONS THAT YOU PREVIOUSLY ELECTED TO EXCHANGE?

A28. You may withdraw any options that you previously elected to exchange at any time before the offer expires at 5:00 p.m., Pacific Time, on November 8, 2002. If we extend the offer beyond that time, you may withdraw any options that you previously elected to exchange at any time before the extended expiration of the offer. To withdraw some or all of your options, you must deliver to Lynn Bragdon via facsimile (fax # (978) 670-9088) or by hand a signed withdrawal form, with the required information completed, before the expiration date. If you withdraw options, you may re-elect to exchange them only by delivering a new election form. The new election form must list all the options you want to exchange.

      Although we intend to accept all options validly elected to be exchanged (other than tenders made by employees affected by the reduction-in-force that will be announced during October 2002) promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on December 6, 2002, you may withdraw your options. (Section 5)

Q29.  CAN YOU CHANGE YOUR ELECTION REGARDING OPTIONS YOU HAVE ELECTED TO
      EXCHANGE?

A29. Yes, you may change your election to exchange any particular options at any time before the offer expires at 5:00 p.m., Pacific Time, on November 8, 2002. If we extend the offer beyond that time, you may change your election to exchange options at any time until the extended offer expires. In order to change your election to include options that you had not previously tendered, you must deliver to Lynn Bragdon a new election form via fax (fax # (978) 670-9088) or by hand. Your new election form must include the required information regarding all of the options you want to exchange and must be signed and clearly dated after the date of your original election form. To withdraw from the exchange offer some or all of the options you previously tendered, you must deliver to us a signed and dated withdrawal form, with the required information, before the offer expires. For more information on withdrawing your options, please see Q&A 28 above. (Section 5)

Q30. WHY DO YOU HAVE TO CANCEL OPTIONS GRANTED AFTER APRIL 10, 2002, IF YOU CHOOSE TO PARTICIPATE?

A30. Under current accounting rules, options that we granted during the 6-month period before this offer commenced and the 6-month period after cancellation of the tendered options could be viewed as "replacement" options for the cancelled grants. As such, Financial Accounting Standards Board rules would require unfavorable accounting treatment for these replacement option grants. (Section 12)

Q31. ARE WE MAKING ANY RECOMMENDATION AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE OPTIONS?

A31. No. We are not making any recommendation as to whether you should accept the offer to exchange your options, except as indicated in Q&A 32, below. You must make your own decision as to whether or not to accept the offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor. (Section 3)

Q32. WHAT IF YOU WILL BE AFFECTED BY THE REDUCTION-IN-FORCE THAT WILL SOON BE ANNOUNCED?

A33. During October, and prior to the expiration date of the offer, we will announce that a reduction-in-force will be implemented over the next few months, and we will notify everyone who will be affected. If you are one of the affected individuals, you should not participate in this program. This offer is structured so that new options will only be granted to those participants who remain employees on the new option grant date; as a result, affected individuals will not be eligible to receive new options. If you tender your options for exchange, we will not accept your election.

Q33. WHO CAN YOU TALK TO IF YOU HAVE QUESTIONS ABOUT THE OFFER, OR IF YOU NEED ADDITIONAL COPIES OF THE OFFER DOCUMENTS?

A33.  For additional information or assistance, you should contact:
      Lynn Bragdon
      SIPEX Corporation
      22 Linnell Circle
      Billerica, MA 01821
      (978) 670-9088  (Section 10)

                      RISKS OF PARTICIPATING IN THE OFFER

     Participation in the offer involves a number of risks, including those described below. This list and the risk factors under the heading entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 30, 2001 and in our quarterly reports on Form 10-Q for the fiscal quarters ended March 30, 2002 and June 29, 2002, filed with the Securities and Exchange Commission (SEC) highlight the material risks of participating in this offer. You should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the sections in this offer to exchange discussing the tax consequences in the United States, as well as the rest of this offer to exchange for a more in-depth discussion of the risks that may apply to you before deciding to participate in the exchange offer.

     In addition, this offer to exchange and our SEC reports referred to above include "forward-looking statements." When used in this offer to exchange, the words "anticipate," "believe," "estimate," "expect," "intend" and "plan" as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements, and are dependent upon certain risks and uncertainties, including delays in new product and process technology announcements and product introductions by us or our competitors, competitive pricing pressures, fluctuations in manufacturing yields, changes in the mix or markets in which our products are sold, availability and costs of raw materials, reliance on subcontractors, the cyclical nature of the semiconductor industry, industry-wide wafer processing capacity, political and economic conditions in various geographic areas, and costs associated with other events, such as under-utilization or expansion of production capacity, intellectual property disputes, litigation, or environmental regulation and other factors described below.

     The following discussion should be read in conjunction with the financial statements and notes to the financial statements attached as Schedule B, as well as the Management Discussion and Analysis of Financial Condition and Results of Operations contained in our most recent 10-K and 10-Q. We caution you not to place undue reliance on the forward-looking statements contained in this offer, which speak only as of the date hereof. Sipex disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

                                 ECONOMIC RISKS

     IF THE PRICE OF OUR COMMON STOCK INCREASES AFTER THE DATE ON WHICH YOUR OPTIONS ARE CANCELLED, YOUR CANCELLED OPTIONS MIGHT HAVE BEEN WORTH MORE THAN THE NEW OPTIONS THAT YOU HAVE RECEIVED IN EXCHANGE.

     For example, if you cancel options with an exercise price of $20.00 per share, and the price of our common stock increases to $22.00 per share when the new options are granted, your new option will have a higher exercise price than the cancelled option.

     IF YOU PARTICIPATE IN THE OFFER, YOU WILL BE INELIGIBLE TO RECEIVE ANY ADDITIONAL OPTION GRANTS UNTIL MAY 12, 2003, AT THE EARLIEST.

     Employees generally are eligible to receive option grants at any time that we choose to make such grants. However, if you participate in the offer, you will not be eligible to receive any additional option grants until May 12, 2003, at the earliest.

     IF WE ARE ACQUIRED BY OR MERGE WITH ANOTHER COMPANY, YOUR CANCELLED OPTIONS MIGHT HAVE BEEN WORTH MORE THAN THE NEW OPTIONS THAT YOU RECEIVE IN EXCHANGE FOR THEM.

     A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer might be deprived of the benefit of the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in this offer and retained their original options.

     IF YOUR EMPLOYMENT TERMINATES BEFORE WE GRANT THE NEW OPTIONS, INCLUDING AS THE RESULT OF A REDUCTION-IN-FORCE OR ANOTHER COMPANY'S ACQUISITION OF US, YOU WILL NEITHER RECEIVE A NEW OPTION NOR HAVE ANY OF YOUR CANCELLED OPTIONS RETURNED TO YOU.

     Once we cancel the options that you elect to exchange, all of your rights under the options terminate. Accordingly, if your employment with Sipex terminates for any reason, including as the result of a reduction-in-force or another company acquiring Sipex, before the grant of the new options, you will have the benefit of neither the cancelled option nor any new option.

     Our revenues depend on the health of the economy and the growth of our customers and potential customers. If the economic conditions in the United States remain stagnant or worsen or if a wider or global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition and may undertake various measures to reduce our expenses including, but not limited to, another reduction-in-force. Should your employment be terminated as part of any such reduction-in-force, you will have the benefit of neither the cancelled option nor any new option.

     If another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the new option grant date. If your employment terminates for this or any other reason before the new option grant date you will not receive a new option, nor will you receive any other compensation for your options that were cancelled.

     THERE IS A RISK THAT THE GRANT OF THE NEW OPTIONS UNDER OUR 2002 NONSTATUTORY STOCK OPTION PLAN WILL BE DELAYED AND/OR THE NUMBER OF SHARES SUBJECT TO THE NEW OPTIONS REDUCED IF THE PROPOSED NASDAQ SHAREHOLDER APPROVAL RULES ARE ADOPTED.

     Nasdaq has proposed rules for stock option plans that would require shareholder approval for the adoption of new stock option plans and for any material modifications to existing stock option plans. It is unclear if these rules will be adopted and the extent to which they will be applied retroactively. These rules may require us to obtain shareholder approval for shares we have added, or intend to add, to our 2002 Nonstatutory Stock Option Plan prior to the new option grant date. Therefore, there is a risk that these rules might delay our ability to grant new options under the 2002 Nonstatutory Stock Option Plan pursuant to this offer and/or necessitate that the number of shares subject to the new options is reduced. If these rules require us to obtain shareholder approval for shares added to the 2002 Nonstatutory Stock Option Plan and we are unable to obtain such approval before the new option grant date, we will not be able to grant new options covering the number of shares under the 2002 Nonstatutory Plan that you otherwise would be entitled to pursuant to the offer. Instead, to the extent possible, we will grant new options on the new option grant date covering a lesser number of shares. The number of shares covered by each new option will be pro-rated, based on the number of shares that are available for grant under the 2002 Nonstatutory Stock Option Plan without additional shareholder approval, divided by the total number of shares that otherwise would have been subject to all the new option grants under the 2002 Nonstatutory Stock Option Plan pursuant to the offer, and rounded down to the nearest whole share. If such shareholder approval becomes necessary, we will use all commercially reasonable efforts to obtain the required shareholder approval. If we are able to obtain the necessary shareholder approval, we will grant the new options (or the remainder of the new options) promptly after such approval is obtained, or, if later, on the originally scheduled new option grant date. If we are unable to obtain the necessary shareholder approval, we will not be able to grant new options under the 2002 Nonstatutory Stock Option Plan covering shares that were required to be approved.

                               TAX-RELATED RISKS

     YOUR NEW OPTION MAY BE A NONSTATUTORY STOCK OPTION, WHEREAS YOUR CANCELLED OPTION MAY HAVE BEEN AN INCENTIVE STOCK OPTION.

     If your exchanged old option was granted out of the 1996 Incentive Stock Option Plan, it might have been granted as an incentive stock option. The new option that will replace it will be a nonstatutory stock option and will be granted under the 2002 Nonstatutory Stock Option Plan.

     If your cancelled option is an incentive stock option granted under the 1997 Stock Option Plan, your new option will also be an incentive stock option, but only to the extent it qualifies under the U.S. Internal Revenue Code on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the new option exercise price. The excess value is deemed to be a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws. It is possible that by participating in this exchange, your options will exceed this $100,000 limit and the excess will be treated as nonstatutory stock options. In general, nonstatutory stock options are less favorable to you from a tax perspective. For more detailed information, please read the rest of the offer to exchange, and see the tax disclosure set forth in the prospectus for the 1997 Stock Option Plan.

     EVEN IF YOU ELECT NOT TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM, YOUR INCENTIVE STOCK OPTIONS MAY BE AFFECTED.

     We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this offer to exchange options. However, the IRS may characterize this offer to exchange options as a "modification" of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of all of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings given by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling, nor may they assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a "modification" of incentive stock options eligible for tender. A successful assertion by the IRS of this position could extend the options' holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a nonstatutory stock option.

TAX-RELATED RISKS FOR TAX RESIDENTS OF NON-U.S. COUNTRIES.

     If you are eligible to participate in this offer because you are an employee of Sipex or one of its subsidiaries who lives and works in the United States, but are also subject to the tax laws in another country, you should be aware that there may be other tax and social insurance consequences that may apply to you. You should be certain to consult your own tax advisor to discuss these consequences.

                             BUSINESS-RELATED RISKS

     OUR QUARTERLY AND ANNUAL OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

     Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales and profitability from period-to-period, including:

     - overall economic conditions in the United States and abroad,

     - the cyclical nature of the semiconductor industry,

     - competitive pressures on selling prices,

     - the timing and cancellation of customer orders,

     - the availability of foundry capacity and raw materials,

     - fluctuations in yields,

     - changes in product mix,

     - our ability to introduce new products and technologies on a timely basis,

     - the introduction of products and technologies by our competitors,

     - market acceptance of our and our customers' products,

     - the level of orders received that can be shipped in a quarter,

     - delays in shipments from our fabrication plant to assembly houses,

     - our ability to manufacture in the correct mix to respond to orders on hand and new orders received in the future,

     - the timing of investments in research and development, including tooling expenses associated with product development, process improvements and production, and

     - the level of future product returns.

     Due to the absence of substantial non-cancelable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

     Our expense levels are based, in part, on expectations of future revenues and are, to a large extent, fixed in the short term. Our future revenues are difficult to predict and at times in the past we have failed to achieve revenue expectations. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason, operating results are likely to be harmed. Based on forecasts, we may increase our operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels; therefore, operating results would be harmed if increased sales were not achieved. In addition, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls.

     The semiconductor industry has, since 2001, been experiencing a prolonged and severe downturn that continues to adversely affect our results of operations. Our net revenue for the quarter and 6-month period ended June 29, 2002, decreased 12% and 15% from the same prior year periods. Our business depends on market demand for products using analog semiconductors. Prolonged downturns in the semiconductor industry lead to downturns in our net income and may cause continued losses and cash flow shortages.

     As a result of the foregoing or other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could substantially harm our business, financial condition and operating results.

     IT WOULD BE DIFFICULT FOR US TO ADJUST OUR SPENDING IF WE EXPERIENCE ANY REVENUE SHORTFALLS.

     Our future revenues are difficult to predict and at times in the past we have failed to achieve our revenue expectations. Our expense levels are based in part, on our expectations of future revenues, and expense levels are, to a large extent, fixed in the short term. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason our operating results are likely to be harmed. Due to the absence of substantial non-cancelable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and often fluctuate substantially. Because we are continuing to increase our operating expenses for personnel, new product development, and for inventory in anticipation of increasing sales levels, our operating results would be harmed if increased sales were not achieved. In addition, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls.

     WE HAVE SIGNIFICANT CAPITAL REQUIREMENTS TO MAINTAIN AND GROW OUR BUSINESS.

     In order to remain competitive, we must continue to make significant investments in our facilities and capital equipment. We have obtained additional funding through the private placement of 3.0 million shares of Sipex common stock on April 16, 2002, which yielded $23.4 million to Sipex, net of placement agent fees and other costs of issuance. We may seek additional equity or debt financing from time to time and cannot be certain that additional financing will be available on favorable terms, if at all. Moreover, any future equity or convertible debt financing will decrease the percentage of equity ownership of existing stockholders and may result in substantial dilution, depending on the price at which the equity is sold or the debt is converted and the extent of our needs.

     WE MAY EXPERIENCE DIFFICULTIES IN DEVELOPING AND INTRODUCING NEW OR ENHANCED PRODUCTS NECESSITATED BY TECHNOLOGICAL ADVANCES.

     Our future success will depend, in part, upon our ability to anticipate changes in market demand and evolving technologies to remain competitive we must enhance our current products and to develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. Our products may be rendered obsolete if we fail to anticipate or react to change, and, as a result, our revenues and cash flow may be negatively impacted. Our success depends on our ability to develop new semiconductor devices for existing and new markets, to introduce these products in a timely manner and to have these products selected for design into new products of our customers. The development of these new devices is highly complex and from time to time we have experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including:

     - accurate new product definition,

     - timely completion and introduction of new product designs,

     - availability of foundry capacity,

     - achievement of manufacturing yields, and

     - market acceptance of our products and our customers' products.

     Our success also depends upon our ability to accurately specify and certify the conformance of our products to applicable standards and to develop our products in accordance with customer requirements. We cannot assure you that we will be able to adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. We cannot assure you that we will be able to introduce new products in a timely and cost-effective manner or in sufficient quantities to meet customer demand or that these products will achieve market acceptance. Furthermore, we cannot assure you that our customers' products will achieve market acceptance.

     OUR MANUFACTURING PROCEDURES ARE VERY COMPLEX, WHICH MAY RESULT IN MANUFACTURING DIFFICULTIES.

     Our manufacturing processes are highly complex and are continuously being modified in an effort to improve yields and product performance. Process changes can result in interruptions in production or significantly reduced yields that could result in product introduction or delivery delays. In addition, yields can be adversely affected by minute impurities in the environment or other problems that occur in the complex manufacturing process. Many of these problems are difficult to diagnose and are time-consuming or expensive to remedy. From time to time we have experienced yield variances. In particular, new process technologies or new products can be subject to especially wide variations in manufacturing yields and efficiency. We cannot assure you that our foundry or those of our suppliers will not experience yield variances or other manufacturing problems that result in delayed product introduction or delivery delays.

     We currently rely on a variety of outside foundries to supply fully processed semiconductor wafers. There are significant risks associated with reliance on outside foundries, including the lack of assured wafer supply and control over delivery schedules, the unavailability of or delays in obtaining access to key process technologies and limited control over quality assurance, manufacturing yields, capacity and production costs. The occurrences of any supply or other problems such as the wafer shortages could have a negative impact on our business revenues and results of operations.

     From time to time, the overall semiconductor industry has experienced significant growth, which has created industry-wide capacity shortages and extended lead times for contract assembly, raw wafers, capital equipment, foundry wafers and various other products and services that are critical to our performance. We are seeking to establish and maintain critical inventories and alternate sources to minimize the impact of our vendors' capacity limitations. However, there may be future shortages of key services that harm our business and results of operations.

     In an effort to reduce our reliance on outside fabricators for our wafers, we have built an in-house fabrication facility in Milpitas, California. We have brought wafer production in-house and have transitioned substantially all of our products to the new fab. The new facility is a sophisticated, highly complex, state-of-the-art factory. Actual production rates depend upon the continued reliable operation and effective integration of a variety of hardware and software components. We cannot be sure that all of these components will be fully functional or successfully integrated or that the facility will achieve the forecasted yield targets. We have experienced and may continue to experience unexpected delays and problems in qualifying and ramping up production at this new facility. For example, we experienced delays in production startup during the second quarter of 2002, which delayed shipments to our assembly houses, created a backup at our final test facility and resulted in lower than expected revenue from product distribution. Our failure to implement the new fab successfully and in a timely fashion may impact future revenue growth and operating results. In addition, the amount of capital expenditures required to bring the facility to full operating capacity could be greater than currently anticipated. Higher costs to bring the facility to full operating capacity will reduce margins and could harm our business and results of operations.

     BRINGING OUR WAFER FABRICATION FACILITY TO FULL OPERATING CAPACITY COULD TAKE LONGER AND COST MORE THAN WE ANTICIPATE.

     Our wafer fabrication facility in Milpitas, California began production in the second half of 1999. The facility is a sophisticated, highly complex, state-of-the-art factory. Actual production rates and manufacturing yields depend upon the reliable operation and effective integration of a variety of hardware and software components. We have experienced and may continue to experience unexpected delays and problems in qualifying and ramping up production in this facility. These delays may be further affected by the reductions-in-force that will be announced during October 2002. Our inability to achieve and maintain acceptable production capacity and yield levels will adversely impact our gross margins, profitability and financial condition. In addition, the amount of capital expenditures required to bring the facility to full operating capacity could be greater than we currently anticipate. Higher costs to bring the facility to full operating capacity will reduce our margins and could harm our business.

     OUR WAFER FABRICATION FACILITY AND THE FACILITIES OF CERTAIN OF OUR SIGNIFICANT CUSTOMERS AND THIRD-PARTY WAFER SUPPLIERS ARE LOCATED IN AREAS SUSCEPTIBLE TO EARTHQUAKES.

     Our in-house fabrication facility and the facilities of certain of our significant customers and third-party wafer suppliers are located in areas that are susceptible to earthquakes. Damage caused by earthquakes may result in shortages in water or electricity or transportation, which could limit the production capacity of our wafer facility and/or the ability of certain of our subcontractors to provide needed products. Any reduction in production capacity or the ability to obtain fully processed semiconductor wafers could cause delays or shortages in our product supply, which would harm our business. If future earthquakes damage our facilities or the facilities of our customers, it could have a materially adverse effect on our business.

     WE RELY ON OUTSIDE FOUNDRIES TO SUPPLY WAFERS AND THOSE FOUNDRIES MAY NOT PRODUCE AT ACCEPTABLE LEVELS.

     We rely on outside foundries to supply fully processed semiconductor wafers. This reliance on outside foundries presents the following potential risks:

     - lack of adequate wafer supply,

     - limited control over delivery schedules,

     - unavailability of or delays in obtaining access to key process technologies, and

     - limited control over quality assurance, manufacturing yields and production costs.

     Additionally, the manufacture of integrated circuits is a highly complex and technologically demanding process. Our third-party foundries have, from time to time, experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. We cannot assure you that our outside foundries will not experience lower than expected manufacturing yields in the future.

     Additionally, we purchase fully processed semiconductor wafers from outside foundries. We do not have a guaranteed level of production capacity at any of our foundries. The ability of each foundry to provide wafers to us is limited by the foundry's available capacity, and the foundry's allocation of its available capacity among multiple customers. We cannot assure you that our third party foundries will allocate sufficient capacity to satisfy our requirements. We have experienced decreased allocations of wafer supplies from our suppliers in the past, which reduced our capacity to ship products, and, thus, recognize revenues. Additionally, any sudden reduction or elimination of any primary source or sources of fully processed wafers could result in a material delay in the shipment of our products. If any other delays or shortages occur in the future, our revenues and business will be harmed.

     WE MUST COMPLY WITH SIGNIFICANT ENVIRONMENTAL REGULATIONS, WHICH IS DIFFICULT AND EXPENSIVE.

     We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Although we believe that our activities conform to presently applicable environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. Any failure by us to control the use of, or adequately restrict the discharge of, hazardous substances, or otherwise comply with environmental regulations, could subject us to significant future liabilities. In addition, we cannot assure you that we have not in the past violated laws or regulations, which violations could result in remediation or other significant liabilities, or that past use or disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will not result in remediation or other significant liabilities under current or future environmental laws or regulations.

     WE DEPEND ON DISTRIBUTORS WHO SELL DIRECTLY TO OEMS.

     Approximately 60% of our net sales are from shipments of our product to distributors who sell directly to OEMs. Our agreements with distributors contain provisions for return of our product including stock rotations whereby distributors may return a percentage of their product based upon a percentage of their most recent

6 months' shipments and in certain circumstances upon termination of the distributor relationship. We estimate the amount of future returns and have established reserves for estimated returns based upon information including sales during the period into the distribution channel, reported sell-through by distributors to OEMs, distributor inventory levels and the specific terms of the distributor agreements as well as historical returns experience. Beginning in the fourth quarter of 2000, we began deferring revenue on shipments to our largest distributor until the product is resold by the distributor to the end user (sell-through) because the arrangement with this distributor included price concessions and return rights the potential impact of which we believed we could no longer reasonably estimate.

     WE MAY NOT SUCCESSFULLY EXPAND OUR SALES AND DISTRIBUTION CHANNELS.

     An integral part of our strategy is to expand our sales and distribution channels. We are increasing resources dedicated to developing and expanding these channels but we may not be successful doing so. If we are successful in increasing our sales through indirect sales channels, we expect that those sales will be at lower per unit prices than sales through direct channels, and revenues we receive for each sale will be less than if we had sold the same product to the customer directly. Selling through indirect channels may also limit our contact with our customers. As a result, our ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered. Even if we successfully expand our distribution channels, any new distributors may not have the technical expertise required to market and support our products successfully. If parties do not provide adequate levels of services and technical support, our customers could become dissatisfied, we could be required to devote additional resources for customer support, and our brand name and reputation could be harmed. Our strategy of marketing products directly to our customers and indirectly through distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different distributors target the same customers, distributors may also come into conflict with each other. Although we have attempted to manage our distribution channels to avoid potential conflicts, channel conflicts may harm our relationships with existing sales representatives or distributors or impair our ability to attract sales representatives.

     OUR FUTURE SUCCESS DEPENDS ON RETAINING OUR KEY PERSONNEL AND ATTRACTING AND RETAINING ADDITIONAL HIGHLY QUALIFIED EMPLOYEES.

     Our success depends upon the continued service of our executive officers and other key management and technical personnel, and on our ability to continue to attract, retain and motivate qualified personnel, such as experienced analog circuit designers. The competition for these employees is intense. Most of our employees are employees at-will and we have no fixed-term employment agreements with most employees, which means that they can terminate their employment at any time. We cannot assure you that we will be able to retain our design engineers, executive officers and other key personnel. The loss of the services of one or more of our design engineers, executive officers or other key personnel or our inability to recruit replacements for these personnel or to otherwise attract, retain and motivate qualified personnel could seriously impede our success.

     WE MAY FACE SIGNIFICANT RISKS IN EXPANDING OUR INTERNATIONAL OPERATIONS.

     We derive a significant portion of our net sales from international sales, including Asia, which are subject to certain risks, including:

     - unexpected changes in legal and regulatory requirements,

     - changes in tariffs,

     - exchange rates and other barriers,

     - political and economic instability,

     - difficulties in accounts receivable collection,

     - difficulties in managing distributors or representatives,

     - difficulties in staffing and managing international operations,

     - difficulties in protecting our intellectual property overseas,

     - the seasonality of sales, and

     - potentially adverse tax consequences.

     International sales in the second quarters of 2002 and 2001 were $13.1 million and $11.3 million, respectively, or 77% and 58% of total net sales, respectively. There can be no assurance that economic troubles in any geographic area of the world will not have a material adverse effect on our business, results of operations and financial condition.

     WE HAVE ONLY LIMITED PROTECTION FOR OUR PROPRIETARY TECHNOLOGY.

     The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Although we are not aware of any pending or threatened patent litigation that we consider material, there can be no assurance that third parties will not assert claims against us with respect to existing or future products or technologies and we have been subject to such claims in the past. In litigation to determine the validity of any third party claims, such litigation, whether or not determined in our favor, could result in significant expense to us and divert the efforts of our management personnel from productive tasks. In the event of an adverse ruling in such litigation, we may be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology. There can be no assurance that licenses will be available on acceptable terms, or at all, with respect to disputed third-party technology. In the event of a successful claim against us and our failure to develop or license a substitute technology at a reasonable cost, our business, financial condition and results of operations would be materially and adversely affected.

     We cannot assure you that foreign intellectual property laws will protect our intellectual property rights. Furthermore, we cannot assure you that others will not independently develop similar products, duplicate our products or design around any of our patents. We may be subject to, or may initiate, interference proceedings in the patent office, which can demand significant financial and management resources.

     WE MAY BECOME SUBJECT TO INFRINGEMENT CLAIMS.

     Although we do not believe that our products infringe the proprietary rights of any third parties, we have in the past been subject to infringement claims and third parties might assert infringement claims against our customers or us in the future. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, either as a plaintiff or a defendant, would cause us to incur substantial costs and divert management resources from productive tasks. Any litigation, regardless of the outcome, could harm our business. If it appears necessary or desirable, we may seek licenses to intellectual property that we are allegedly infringing. We may not be able to obtain licenses on acceptable terms. The failure to obtain necessary licenses or other rights could harm our business.

     IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, WE WILL EXPERIENCE FEWER CUSTOMER ORDERS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOST MARKET SHARE.

     We compete in markets that are intensely competitive, and which are subject to both rapid technological change and continued price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Loss of competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which would affect our operating results and financial condition. To remain competitive, we continue to evaluate our manufacturing operations, looking for additional cost savings and technological improvements. If we are not able to successfully implement new process technologies and to achieve volume production of new products at acceptable yields, our operating results and financial condition may be affected. Our future competitive performance depends on a number of factors, including our ability to:

     - accurately identify emerging technological trends and demand for product features and performance characteristics,

     - develop and maintain competitive products,

     - enhance our products by adding innovative features that differentiate our products from those of our competitors,

     - bring products to market on a timely basis at competitive prices,

     - respond effectively to new technological changes or new product announcements by others,

     - increase device performance and improve manufacturing yields,

     - adapt products and processes to technological changes, and

     - adopt and/or set emerging industry standards.

     We cannot assure you that our design, development and introduction schedules for new products or enhancements to our existing and future products will be met. In addition, we cannot assure you that these products or enhancements will achieve market acceptance, or that we will be able to sell these products at prices that are favorable to us.

     OUR STOCK PRICE HAS BEEN VOLATILE AND COULD CONTINUE TO REMAIN VOLATILE.

     The trading price of our common stock is subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by us or our competitors, general conditions in the semiconductor manufacturing and electronic markets, changes in earnings estimates by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. In the quarter ended December 30, 2000, our stock closing price ranged from a high of $45.125 to a low of $15.875. In the second quarter of 2002 ending June 29, 2002, our stock closing price ranged from a high of $11.20 to a low of $4.09. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

     WE COuLD FACE SECURITIES LITIGATION IF OUR STOCK PRICE REMAINS HIGHLY VOLATILE.

     In the past, securities class action litigation has often followed periods of volatility in the market price of a company's securities. We were recently named in two virtually identical purported securities class action lawsuits. The complaints alleged, among other things, that our financial statements for the second and third quarters of fiscal year 2000, contained incorrect statements, and sought unspecified damages. On April 12, 2002, the U.S. District Court dismissed both suits with prejudice.

     The litigation process is inherently unpredictable, however, and there can be no guarantee that we will not become subject to such suits in the future. Moreover, there can be no guarantee that if we do become subject to such suits, that the ultimate outcome will be similar to the cases noted above. Any litigation could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

                                   THE OFFER

1.  ELIGIBILITY.

     You are an "eligible employee" if you are an employee of Sipex who lives and works in the United States and you remain employed by us or one of our subsidiaries through the date on which the options elected to be exchanged are cancelled. However, members of our board of directors and all executive officers are not eligible to participate in the offer. Our directors and executive officers are listed on Schedule A to this offer to exchange.

     To receive a new option, you must remain employed by us or one of our subsidiaries through the new option grant date, which is the date on which the new options are granted, and will be the first business day that is at least 6 months and 1 day after the cancellation date. If we do not extend the offer, the new option grant date will be May 12, 2003. If, for any reason, you do not remain an employee of Sipex or one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for your options that have been accepted for exchange. This means that if you quit, with or without a good reason, or die or we terminate your employment, with or without cause, before the new option grant date, you will not receive anything for the options that you elected to exchange and that we cancelled. Your employment with Sipex or one of our subsidiaries will remain "at-will" and can be terminated by you or us at any time, with or without cause or notice.

2.  NUMBER OF OPTIONS; EXPIRATION DATE.

     Subject to the terms and conditions of the offer, we will accept outstanding, unexercised options with exercise prices greater than $7.50 per share that are held by eligible employees and that are properly elected to be exchanged, and are not validly withdrawn, before the expiration date and exchange them for new options. However, options granted under the 1999 Stock Plan are not eligible for this offer.

     Each option grant that you elect to exchange must be for the entire portion that is outstanding and unexercised. We are not accepting partial tenders of options. However, you may elect to exchange the remaining portion of an option that you have partially exercised. As a result, you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant.

     For example and except as otherwise described below, if you hold (1) an eligible option to purchase 1,000 shares at $20.00 per share, 700 of which you have already exercised, (2) an eligible option to purchase 1,000 shares at an exercise price of $25.00 per share, and (3) an eligible option to purchase 2,000 shares at an exercise price of $30.00 per share, you may elect to exchange:

     - your first option covering 300 remaining unexercised shares,

     - your second option covering 1,000 shares,

     - your third option covering 2,000 shares,

     - two of your three options,

     - all three of your options, or

     - none of your options.

These are your only choices in the above example. You may not, for example, elect to exchange your first option with respect to only 150 shares, or any other partial amount, under that grant or less than all of the shares under the second and third option grants.

     IF YOU ELECT TO EXCHANGE ANY OF YOUR OPTIONS, THEN YOU MUST ELECT TO EXCHANGE ALL OF YOUR OPTIONS THAT WERE GRANTED TO YOU SINCE APRIL 10, 2002. For example, if you received an option grant in January 2000 and a grant in May 2002 and you want to exchange your January 2000 option grant, you also would be required to exchange your May 2002 option grant. This includes all options granted to you between the commencement of this offer on October 10, 2002 and the expiration date.

     Subject to the terms of this offer, and upon our acceptance of your properly tendered options, your old options will be cancelled and you will be granted new options for a number of shares of Sipex common stock based on the exercise price of the exchanged options. The number of shares you will receive under your new options will be rounded up to the nearest whole share. If your exchanged option entitled you to purchase stock with an exercise price between $7.51 per share and $20.00 per share, it will be replaced with a new option covering 1 share for every 2 shares covered by the exchanged option. If your exchanged option entitled you to purchase stock with an exercise price of $20.01 per share or greater, it will be replaced with a new option covering 1 share for every 3 shares covered by the exchanged option. Fractional shares will be rounded up to the nearest whole share. The number of shares to be covered by your new option is subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date. All new options will be subject to the terms of the option plan under which they are granted, and to a new option agreement between you and us. Generally, new option will be granted under the same option plan as the exchanged option it replaces. However, exchanged options that were not granted under any plan (referred to as stand-alone options) and exchanged options that were granted under the 1996 Incentive Stock Option Plan will be replaced with new options granted under the 2002 Nonstatutory Stock Option Plan. You must sign the new option agreement before receiving a new option. The forms of option agreement under each plan are attached as an exhibit or incorporated by reference to the Schedule TO with which this offer to exchange has been filed.

     The expiration date for the offer will be 5:00 p.m., Pacific Time, on November 8, 2002, unless we extend the offer. We may, in our discretion, extend the period of time during which the offer will remain open, in which event the expiration date shall refer to the latest time and date at which the extended offer expires. See Section 15 of this offer to exchange for a description of our rights to extend, terminate and amend the offer.

3.  PURPOSE OF THE OFFER.

     We issued the outstanding options to:

     - provide our eligible employees with additional performance incentives and to promote the success of our business, and

     - encourage our eligible employees to continue their service to Sipex.

     The offer provides an opportunity for us to offer our eligible employees a valuable incentive to stay with us and continue to work to promote the success of our business. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares, which options commonly are referred to as being "underwater." By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of the shares on the new option grant date, we intend to provide our eligible employees with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for employees and thereby maximize stockholder value. However, because we will not grant new options until the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of our current outstanding options.

     In addition, the exchange ratios used in this offer will decrease the total number of options outstanding and will benefit stockholders by decreasing stockholder dilution.

     We chose to make this offer instead of simply granting more options for a number of reasons. Because of the large number of outstanding underwater options, granting additional options covering the same number of shares of common stock as the outstanding eligible options would have severe negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and therefore our current reserves must be conserved for ongoing grants and new hires.

     Subject to the above, and except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

     - any extraordinary transaction, such as a merger, reorganization or liquidation involving Sipex; except, however, that Sipex will be announcing a reduction-in-force during October,

     - any purchase, sale or transfer of a material amount of our assets,

     - any material change in our present dividend rate or policy, or our indebtedness or capitalization,

     - any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment,

     - any other material change in our corporate structure or business,

     - our common stock being delisted from the Nasdaq National Market or not being authorized for quotation in an automated quotation system operated by a national securities association,

     - our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the Exchange Act),

     - the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act,

     - the acquisition by any person of an amount of our securities or the disposition of an amount of any of our securities, or

     - any change in our charter or bylaws, or any actions that may impede the acquisition of control of us by any person.

     Except as relating to employees affected by the reduction-in-force that will be announced during October, neither we nor our board of directors makes any recommendation as to whether you should accept this offer and elect to exchange your options, nor have we authorized any person to make any such recommendation. If you are one of the affected individuals, you should not participate in this program. For all other employees, you are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether or not to elect to exchange your options.

4.  PROCEDURES FOR ELECTING TO EXCHANGE OPTIONS.

  PROPER ELECTION TO EXCHANGE OPTIONS.

     To validly elect to exchange your options through the offer, you must, in accordance with the instructions of the election form, properly complete, execute and deliver the election form to us via facsimile (fax # (978) 670-9088) or by hand to Lynn Bragdon at SIPEX Corporation, 22 Linnell Circle, Billerica, MA, 01821, along with any other required documents. Lynn Bragdon must receive the properly completed election forms before the expiration date. The expiration date will be 5:00 p.m., Pacific Time, on November 8, 2002, unless we decide to extend the offer.

     If you elect to exchange any options through this offer, you must also elect to exchange all options that we granted to you since April 10, 2002. Even if you submit an election form but fail to list the options that are required to be elected to be exchanged, they automatically will be tendered for exchange under this offer.

     If you submit an election form, and then decide that you would like to elect to exchange additional options, you must submit a new election form to Lynn Bragdon by the expiration date. This new election form must be signed and dated after your original election form and must be properly completed. This new election form must also list all of the options that you wish to tender for exchange, because your original election form will no longer be valid.

     THE DELIVERY OF ALL DOCUMENTS, INCLUDING ELECTION FORMS, IS AT YOUR RISK. WE INTEND TO CONFIRM THE RECEIPT OF YOUR ELECTION FORM AND/OR ANY WITHDRAWAL FORM WITHIN TWO (2) BUSINESS DAYS; IF YOU HAVE NOT RECEIVED SUCH

A CONFIRMATION OF RECEIPT, IT IS YOUR RESPONSIBILITY TO ENSURE THAT YOUR ELECTION FORM AND/OR ANY WITHDRAWAL FORM HAS BEEN RECEIVED BY US.

     However, our receipt of your election form is not by itself an acceptance of the options for exchange. For purposes of the offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice by press release or e-mail. Options accepted for exchange will be cancelled on the cancellation date, which we presently expect to be November 11, 2002.

  DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS.

     We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any options elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept. We will not accept options tendered by any employee affected by the reduction-in-force during in October 2002. Otherwise, we will accept all properly tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the election period, subject only to an extension that we may grant in our sole discretion.

  OUR ACCEPTANCE CONSTITUTES AN AGREEMENT.

     Your election to exchange options through the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE OF YOUR OPTIONS ELECTED TO BE EXCHANGED BY YOU THROUGH THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

     In order to administer this offer, we must collect, use and transfer certain information regarding you and your option grants, and may have to pass that information on to third parties who are assisting with the offer. By submitting an election form or a withdrawal form, you agree to such collection, use and transfer of your personal data by us and the third parties assisting us with the offer, but only for the purpose of administering your participation in this offer. By submitting an election form or a withdrawal form, you also acknowledge and agree that:

     - the parties receiving this data may be located outside of the United States, and the recipient's country may have different data privacy laws and protections than the United States,

     - the data will be held only as long as necessary to administer and implement the program,

     - you can request from us a list of the parties that may receive your data,

     - you can request additional information about how the data is stored and processed, and

     - you can request that the data be amended if it is incorrect.

     You can withdraw your consent to the collection, use and transfer of your data by contacting us. You should note, however, that if you withdraw your consent, it might affect your ability to participate in this option exchange program. Please contact us if you have any questions.

5.  WITHDRAWAL RIGHTS AND CHANGE OF ELECTION.

     You may withdraw any options that you previously elected to exchange only in accordance with the provisions of this section.

     You may withdraw options that you previously elected to exchange at any time before 5:00 p.m., Pacific Time, on November 8, 2002. If we extend the offer beyond that time, you may withdraw your options at any time until the extended expiration of the offer.

     In addition, although we intend to accept all validly tendered options promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on December 6, 2002, you may withdraw your options at any time thereafter.

     To validly withdraw some or all of the options that you previously elected to exchange, you must deliver to Lynn Bragdon via facsimile (fax # (978) 670-9088) or by hand, in accordance with the procedures listed in Section 4 above, a signed and dated withdrawal form with the required information, while you still have the right to withdraw the options.

     You may not rescind any withdrawal, and any options that you withdraw will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange those options before the expiration date. To re-elect to exchange some or all of your withdrawn options, you must submit a new election form to Lynn Bragdon before the expiration date by following the procedures described in Section 4 of this offer to exchange. This new election form must be signed and dated after your original election form and after your withdrawal form. It must be properly completed and it must list all of the options you wish to tender for exchange.

     If you do not wish to withdraw any options from the offer, but would like to elect to tender additional options for exchange, you must submit a new election form to Lynn Bragdon before the expiration date by following the procedures described in Section 4 of this offer to exchange. This new election form must be signed and dated after your original election form. It must be properly completed and it must list all of the options you wish to tender for exchange.

     Neither we nor any other person is obligated to give you notice of any defects or irregularities in any withdrawal form or any new election form, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of withdrawal forms and new election forms. Our determination of these matters will be final and binding.

     THE DELIVERY OF ALL DOCUMENTS, INCLUDING ANY WITHDRAWAL FORMS AND ANY NEW ELECTION FORMS, IS AT YOUR RISK. WE INTEND TO CONFIRM THE RECEIPT OF YOUR WITHDRAWAL FORM AND/OR ANY ELECTION FORM WITHIN TWO (2) BUSINESS DAYS; IF YOU HAVE NOT RECEIVED SUCH A CONFIRMATION OF RECEIPT, IT IS YOUR RESPONSIBILITY TO ENSURE THAT YOUR WITHDRAWAL FORM AND/OR ANY ELECTION FORM HAS BEEN RECEIVED BY US.

6.  ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

     Upon the terms and conditions of the offer and promptly following the expiration date, we will accept for exchange and cancel eligible options properly elected for exchange and not validly withdrawn before the expiration date, except that we will reject all options tendered for exchange by employees affected by the reduction-in-force that will be announced during October. Once the options are cancelled, you no longer will have any rights with respect to those options. Subject to the terms and conditions of this offer, if your options are properly tendered by you for exchange and accepted by us, these options will be cancelled as of the date of our acceptance, which we anticipate to be November 11, 2002. For purposes of the offer, we will be deemed to have accepted options for exchange that are validly tendered and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance for exchange of the options. This notice may be made by press release. Subject to our rights to terminate the offer, discussed in Section 15 of this offer to exchange, we currently expect that we will accept promptly after the expiration date all properly tendered options that are not validly withdrawn.

     You will be granted a new option on the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange. Our board of directors has selected this date as the actual grant date for the new options.

     Therefore, subject to the terms and conditions of this offer, if your options are properly elected to be exchanged by 5:00 p.m., Pacific Time, on November 8, 2002, the scheduled expiration date of the offer, and are accepted for exchange by us and cancelled on November 11, 2002, you will be granted a new option on May 12, 2003. If we accept and cancel options properly tendered for exchange after November 11, 2002, the date on which the new options will be granted will be similarly delayed. Promptly after we accept and cancel options tendered for exchange, we will issue to you a promise to grant stock option. The promise to grant stock option will evidence our binding commitment to grant a stock option to you on a date no earlier than May 12, 2003 covering the number of shares you would be entitled to under this offer, provided that you remain an employee of Sipex or one of our subsidiaries through the date on which the grant is to be made.

     The number of shares of Sipex common stock that you will be entitled to purchase will depend on the exercise price of your exchanged options. Subject to the terms of the offer and upon our acceptance of your properly tendered option, if your exchanged option entitled you to purchase stock with an exercise price between $7.51 per share and $20.00 per share, it will be replaced with a new option covering 1 share for every 2 shares covered by the exchanged option. Subject to the terms of the offer and upon our acceptance of your properly tendered option, if your exchanged option entitled you to purchase stock with an exercise price of $20.01 per share or greater, it will be replaced with a new option covering 1 share for every 3 shares covered by the exchanged option. Fractional shares shall be rounded up to the nearest whole share. The number of shares covered by your new option is subject to adjustments for any stock splits, subdivisions, combinations, stock dividends and similar events that occur between the cancellation date and the new option grant date.

     If, for any reason, you are not an employee of Sipex, one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for your options that have been cancelled pursuant to this offer.

     If we accept options you elect to exchange in the offer, we will defer granting to you any other options for which you otherwise may be eligible before the new option grant date. Consequently, we will not grant you any new options until at least 6 months and 1 day after any of your options have been cancelled. We will defer granting you these other options in order to avoid incurring compensation expense against our earnings as a result of accounting rules that could apply to these interim option grants as a result of the offer.

     Options that you choose not to elect to exchange or that we do not accept for exchange will remain outstanding until they expire by their terms and retain their current exercise price and current vesting schedule.

7.  CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the expiration date, any of the following events has occurred, or has been determined by us to have occurred:

     - there shall have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer,

     - any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us,

     - there shall have occurred:

       - any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in the over-the-counter market in the United States,

       - the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

       - any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States,

       - in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Industrial Average, the Nasdaq Index or the Standard & Poor's 500 Index from the date of commencement of the exchange offer,

       - the commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer, or

       - if any of the situations described above existed at the time of commencement of the exchange offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the exchange offer,

     - as the term "group" is used in Section 13(d)(3) of the Exchange Act:

       - any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the exchange offer,

       - any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 2% of our outstanding shares, or

       - any new group shall have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of eligible options,

     - there shall have occurred any change, development, clarification or position taken in generally accepted accounting standards that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the offer,

     - a tender or exchange offer, other than this exchange offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed,

     - any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened material adverse change in our business, financial condition, assets, income, operations, prospects or stock ownership,

     - any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us, or

     - any rules or regulations by any governmental authority, the National Association of Securities Dealers, the Nasdaq, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced or deemed applicable to Sipex, any of which might require, or be deemed to require, shareholder approval of any shares added to the 2002 Nonstatutory Stock Option Plan before the new option grant date.

     If any of the above events occur, we may:

     - terminate the exchange offer and promptly return all tendered eligible options to tendering holders,

     - complete and/or extend the exchange offer and, subject to your withdrawal rights, retain all tendered eligible options until the extended exchange offer expires,

     - amend the terms of the exchange offer, or

     - waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8.  PRICE RANGE OF SHARES UNDERLYING THE OPTIONS.

     The shares underlying your options currently are traded on the Nasdaq National Market under the symbol "SIPX." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq.

                                                               HIGH       LOW
                                                              -------   -------
YEAR 2002
     Calendar Quarter ended September 30, 2002..............  $  4.93   $  1.60
     Calendar Quarter ended June 30, 2002...................   11.200     4.090
     Calendar Quarter ended March 31, 2002..................   25.563     7.656
YEAR 2001
     Calendar Quarter ended December 31, 2001...............   13.380     6.000
     Calendar Quarter ended September 30, 2001..............   14.040     6.440
     Calendar Quarter ended June 30, 2001...................   13.440     6.531
     Quarter ended March 31, 2001...........................   25.563     7.656
YEAR 2000
     Calendar Quarter ended December 31, 2000...............   45.125    15.875
     Calendar Quarter ended September 30, 2000..............   49.672    23.000
     Calendar Quarter ended June 30, 2000...................   34.938    20.063
     Calendar Quarter ended March 31, 2000..................   44.813    17.688

     On October 8, 2002, the last reported sale price during regular trading hours of our common stock, as reported by the Nasdaq, was $1.00 per share.

     WE RECOMMEND THAT YOU EVALUATE CURRENT MARKET QUOTES FOR OUR COMMON STOCK, AMONG OTHER FACTORS, BEFORE DECIDING WHETHER OR NOT TO ACCEPT THE OFFER.

9.  SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

  CONSIDERATION.

     We will issue new options in exchange for eligible outstanding options properly elected to be exchanged by you and accepted by us for such exchange. Generally, each new option will be granted under the same plan as the option it replaces. However, exchanged options that were granted under stand-alone option agreements or under the 1996 Incentive Stock Option Plan will be replaced with new options granted under the 2002

Nonstatutory Stock Option Plan. All new options will be subject to a new stock option agreement between you and us. Subject to any adjustments for stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date and subject to the other terms and conditions of the offer, upon our acceptance of your properly tendered options, you will be entitled to receive a new option to purchase a number of shares of our common stock based on the exercise prices of your old option. If your exchanged option entitled you to purchase stock with an exercise price between $7.51 per share and $20.00 per share, it will be replaced with a new option covering 1 share for every 2 shares covered by the exchanged option. If your exchanged option entitled you to purchase stock with an exercise price of $20.01 per share or greater, it will be replaced with a new option covering 1 share for every 3 shares covered by the old option. Fractional shares shall be rounded up to the nearest whole share. If we receive and accept tenders from eligible employees of all options eligible to be tendered, subject to the terms and conditions of this offer, new options to purchase a total of approximately 955,232 shares of our common stock, or approximately 3.42% of the total shares of our common stock outstanding as of October 8, 2002.

  TERMS OF NEW OPTIONS.

     Generally, each new option will be granted under the same option plan as the exchanged option it replaces. However, exchanged options that were granted under stand-alone option agreements or under the 1996 Incentive Stock Option Plan will be replaced with new options granted under the 2002 Nonstatutory Stock Option Plan. All new options will be subject to a new option agreement between you and us. You must sign the new option agreement before receiving your new options. The terms and conditions of the new options may vary from the terms and conditions of the options that you tendered for exchange, but such changes generally will not substantially and adversely affect your rights. However, you should note that the vesting schedule of your new option may differ from the vesting schedule of your old option, and that vesting of your new option will begin on the new option grant date.

     Generally, if your exchanged options were granted under the 1997 Stock Option Plan, the 2000 Non-Qualified Stock Option Plan or the 2002 Nonstatutory Stock Option Plan, the new options granted in exchange for them will be of the same type. If your exchanged options are incentive stock options for purposes of the U.S. Internal Revenue Code granted under the 1997 Stock Option Plan, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the new option exercise price. The excess value is deemed to be a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws. If your exchanged options were granted under the 1996 Incentive Stock Option Plan or a stand-alone option agreement, the new options that replace them will be nonstatutory stock options and will be granted under the 2002 Nonstatutory Stock Option Plan, regardless of whether the exchanged options are incentive stock options or nonstatutory stock options. If your exchanged options are nonstatutory stock options for purposes of the Internal Revenue Code, your new options will also be nonstatutory stock options.

     In addition, you should note that because we will not grant new options until the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, your new option may have a higher exercise price than some or all of the options that you elect to exchange.

     The following description summarizes the material terms of our 1996 Incentive Stock Option Plan, 1997 Stock Option Plan, 2000 Non-Qualified Stock Option Plan and 2002 Nonstatutory Stock Option Plan. Unless we need to distinguish between each of these plans, we will refer to each as a plan and together, as the plans. Our statements in this offer to exchange concerning each plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the plans, and the forms of option agreement under the plans. Please contact us at SIPEX Corporation, 22 Linnell Circle, Billerica, MA, 01821, Attention: Lynn Bragdon (telephone: (978) 671-1933), to receive a copy of any of the plans, and the form of option agreement thereunder. We will promptly furnish you copies of these documents at our expense.

  1996 INCENTIVE STOCK OPTION PLAN.

     As of October 9, 2002, the maximum number of shares available for issuance through the exercise of options granted under our 1996 Incentive Stock Option Plan is 132,350 shares. The 1996 Incentive Stock Option Plan permits the granting of incentive stock options and, under certain circumstances, the granting of nonstatutory stock options. No new options granted under this offer will be granted under the 1996 Stock Incentive Option Plan.

  1997 STOCK OPTION PLAN.

     As of October 9, 2002, the maximum number of shares available for issuance through the exercise of options granted under our 1997 Stock Option Plan is 964,566 shares. The 1997 Stock Option Plan permits the granting of both incentive stock options and nonstatutory stock options.

  2000 NON-QUALIFIED STOCK OPTION PLAN.

     As of October 9, 2002, the maximum number of shares available for issuance through the exercise of options granted under our 2000 Non-Qualified Stock Option Plan is 661,990 shares. The 2000 Non-Qualified Stock Option Plan permits the granting of nonstatutory stock options, but does not permit the granting of incentive stock options.

  2002 NONSTATUTORY STOCK OPTION PLAN.

     As of October 9, 2002, the maximum number of shares available for issuance through the exercise of options granted under our 2002 Nonstatutory Stock Option Plan is 2,000,000 shares. The 2002 Nonstatutory Stock Option Plan permits the granting of nonstatutory stock options, but does not permit the granting of incentive stock options.

  GENERAL TERMS OF THE PLANS.

     Each plan is administered by the board of directors or a committee appointed by the board of directors, which we refer to as the administrator. Subject to the other provisions of the plans, the administrator has the power to determine the terms and conditions of the options granted, including the exercise price, the number of shares subject to the option and the exercisability of the options.

  TERM.

     Options generally have a term of 10 years. All new options to be granted through this offer will have a term of 10 years.

  TERMINATION OF EMPLOYMENT BEFORE THE NEW OPTION GRANT DATE.

     If, for any reason, you are not an employee of Sipex or one of our subsidiaries or a successor entity from the date on which you elect to exchange your options through the date on which we grant the new options, you will not receive any new options or any other compensation in exchange for your options that have been accepted for exchange. This means that if you quit, with or without good reason, or die, or we terminate your employment, with or without cause, before the date on which we grant the new options, you will not receive anything for the options that you tendered and which we cancelled. For this reason, we will reject all options tendered for exchange by employees affected by the reduction-in-force that will be announced during October 2002, since these employees will no longer be employed on the new option grant date and, as a result, will be ineligible to receive new options.

  TERMINATION OF EMPLOYMENT AFTER THE NEW OPTION GRANT DATE.

     In the event that either you or we terminate your employment after receiving a new option grant for any reason other than death, permanent and total disability or misconduct, you may exercise your option within the time specified in your option agreement, or if no time is specified, you generally may exercise your option within 3 months after termination, but only to the extent that you are entitled to exercise it at termination. If your employment terminates because of your disability or death, you or your personal representatives, heirs or legatees generally may exercise any option held by you on the date of your termination, to the extent that it was exercisable immediately before termination, within the time frame specified in your option agreement, or if no time is specified, for approximately 180 days following termination.

  EXERCISE PRICE.

     Generally, the administrator determines the exercise price at the time the option is granted. For all eligible employees, the exercise price per share of the new options will be 100% of the fair market value of our common stock on the date of grant, as determined by the closing price reported by the Nasdaq on the date of grant. Accordingly, we cannot predict the market price of the new options. Your new options may have a higher exercise price than some or all of your current options.

  VESTING AND EXERCISE.

     Each stock option agreement specifies the term of the option and the date on which the option becomes exercisable. The administrator determines the terms of vesting. The vesting schedule for the new options will be as follows:

     - 25% of the shares subject to the new option will be vested on the new option grant date, and

     - 25% of the shares subject to the new option will vest on each subsequent anniversary of the new option grant date,

     such that each new option will be fully vested on the 3rd anniversary of the new option grant date, subject to your continued employment with us or one of our subsidiaries through each relevant vesting date.

     For example, a new option to purchase 800 shares of our common stock granted on the scheduled new option grant date of May 12, 2003 will vest as follows:

     - 200 of the shares subject to the new option will be vested on May 12, 2003,

     - an additional 200 shares subject to the new option will vest on May 12, 2004,

     - an additional 200 shares subject to the new option will vest on May 12, 2005, and

     - an additional 200 shares subject to the new option will vest on May 12, 2006.

  ADJUSTMENTS UPON CERTAIN EVENTS.

     Events Occurring before the New Option Grant Date. If we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, then the resulting entity will be obligated to grant the new options under the same terms as provided in this offer. However, the type of security and the number of shares covered by each new option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. As a result, you may receive options for more or fewer shares of the acquiror's common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

     The new options for the purchase of an acquiror's stock will have an exercise price equal to the fair market value of the acquiror's stock on the new option grant date. If the acquiror's stock was not traded on a public market, the fair market value of the acquiror's stock may be determined in good faith by the acquiror's board of directors, and the exercise price of the new options would reflect that determination. If we merge or consolidate with or are acquired by another entity, options that are not tendered for exchange may receive a lower or higher exercise price, depending on the terms of the transaction, than those options that are tendered for exchange.

     Regardless of any such merger or acquisition, the new option grant date will be the first business day that is at least 6 months and 1 day after the cancellation date. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation or acquisition. If you submit your options in the exchange and the merger, consolidation or acquisition occurs after the expiration date but before the new option grant date, you will not be able to exercise your option to purchase Sipex common stock before the effective date of the merger or acquisition.

     You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger, consolidation or acquisition. The exercise price of new options granted to you after the announcement of a merger, consolidation or acquisition of Sipex would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in option holders who do not participate in this offer receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not Sipex common stock, while option holders who decide not to participate in this offer could exercise their options before the effective date of the merger, consolidation or acquisition and sell their Sipex common stock before the effective date.

     If a change in our capitalization, such as a stock split, subdivision, combination, stock dividend or other similar event, occurs after the cancellation date but before the new option grant date, an appropriate adjustment will be made to the number of shares subject to each option, without any change in the aggregate purchase price.

     Events Occurring after the New Option Grant Date. If a change in our capitalization, such as a stock split, subdivision, combination, stock dividend or other similar event, occurs after the new option grant date, an appropriate adjustment will be made to the number of shares subject to each option, without any change in the aggregate purchase price.

     If we liquidate or dissolve, your outstanding options will terminate immediately before the consummation of the liquidation or dissolution. The administrator may, however, provide for the acceleration of the exercisability of any option.

     Each plan provides that if we merge or are consolidated with another corporation, if our property or stock is acquired by another corporation, or if we liquidate, separate or reorganize Sipex, each option may be assumed by the successor corporation or an equivalent option right, shares or other consideration equivalent to the consideration payable with respect to the outstanding common stock in connection with the event may be substituted for the option by our board of directors or the successor corporation as appropriate. If an option is not so assumed or substituted for, the administrator must either notify the optionee that the option is exercisable for a specified period from the date of the notice, and the option will terminate upon the expiration of such period, or terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to the option over the exercise price of the shares.

  TRANSFERABILITY OF OPTIONS.

     New options may not be transferred, other than by will or the laws of descent and distribution, unless the administrator indicates otherwise in your option agreement. In the event of your death, any person who acquires the right to exercise the option by bequest or inheritance may exercise issued options.

  REGISTRATION OF SHARES UNDERLYING OPTIONS.

     All of the shares of common stock issuable under the eligible plans and eligible agreements will be registered under the Securities Act of 1933, as amended (the Securities Act) on registration statements on Form S-8 filed with the SEC. All the shares issuable upon exercise of all new options to be granted before the offer will be registered under the Securities Act. Unless you are one of our affiliates, you will be able to sell the shares issuable upon exercise of your new options free of any transfer restrictions under applicable U.S. securities laws.

  U.S. FEDERAL INCOME TAX CONSEQUENCES.

     You should refer to Section 14 of this offer to exchange for a discussion of the U.S. federal income tax consequences of the new options and the options tendered for exchange, as well as the consequences of accepting or rejecting the new options under this offer to exchange. If you are a resident of the United States, but are also subject to the tax laws of another country, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

10.  INFORMATION CONCERNING SIPEX.

     Our principal executive offices are located at 233 South Hillview Drive, Milpitas, CA 95035, and our telephone number is (408) 934-7500. Questions regarding this option exchange should be directed to Lynn Bragdon at Sipex at telephone number: (978) 671-1933.

     Sipex is a semiconductor company that designs, manufactures and markets, high performance, value-added analog integrated circuits (ICs) that are used primarily by original equipment manufacturers (OEMs) operating in the historically high growth markets of computing, communications and networking infrastructure.

     While advances in digital technology have fueled the demand for digital integrated circuits, they have also created a rapidly growing demand for more precise, faster and more power efficient analog ICs. Sipex possesses a broad portfolio of analog ICs, organized into four product families: power management, serial interface, analog display and the newly created optical storage. Sipex uses its facility in Milpitas, California and a number of third-party vendors to fabricate, package and test its ICs. Sipex's products are sold either directly or through a global network of manufacturers' representatives and distributors.

     The financial information included in our annual report on Form 10-K for the fiscal year ended December 30, 2001 and our quarterly report on Form 10-Q for the quarter ended June 29, 2002 is incorporated herein by reference. Please see Section 17 of this offer to exchange entitled, "Additional Information," for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

     We had a book value per share of $3.63 at June 29, 2002.

     The following table sets forth our ratio of earnings to fixed charges for the periods specified:

                                                     FISCAL YEAR ENDED    FISCAL QUARTER ENDED
                                                        DECEMBER 30,         JUNE 29, 2002
                                                     ------------------   --------------------
                                                      2000       2001
                                                     ------     -------
Ratio of earnings to fixed charges.................   18.9       (41.5)          (368.4)

     The ratio of earnings fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and issuance costs on all indebtedness, and the estimated portion of rental expense deemed by Sipex to be representative of the interest factor of rental payments under operating leases. Earnings from continuing operations were not sufficient to cover fixed charges by $33.0 million for the year ended December 30, 2001, and by $13.7 million for the quarter ended June 29, 2002.

11. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

     A list of our directors and executive officers is attached to this offer to exchange as Schedule A. Directors and executive officers may not participate in the offer. As of October 8, 2002, our executive officers and directors (8 persons) as a group beneficially owned options outstanding under our 1996 Incentive Stock

Option Plan to purchase a total of 26,000 of our shares, which represented approximately 19.64% of the shares subject to all options outstanding under the 1996 Incentive Stock Option Plan as of that date. As of the same date, our executive officers and directors as a group beneficially owned options outstanding under our 1997 Stock Option Plan to purchase a total of 88,472 of our shares, which represented approximately 13.66% of the shares subject to all options outstanding under the 1997 Stock Option Plan and our executive officers and directors as a group beneficially owned options outstanding under our 2000 Non-Qualified Stock Option Plan to purchase a total of 0 of our shares, which represented approximately 0% of the shares subject to all options outstanding under the 2000 Non-Qualified Stock Option Plan. As of the same date, our executive officers and directors as a group beneficially owned options outstanding under our 2002 Nonstatutory Stock Option Plan to purchase a total of 135,000 of our shares, which represented approximately 17.90% of the shares subject to all options outstanding under the 2002 Nonstatutory Stock Option Plan. Executive officers and directors as a group beneficially owned options outstanding under all of the above-referenced stock plans to purchase a total of 249,472 of our shares, which represented approximately 11.36% of the shares subject to all options outstanding under these plans as of that date. These options to purchase our shares owned by directors and executive officers are not eligible to be tendered in the offer.

     The following table below sets forth the beneficial ownership of each of our executive officers and directors of options under (i) the eligible plans and the (ii) eligible option agreements issued outside of the plans, in each case, outstanding as of October 8, 2002. The percentages in the table below are based on the total number of outstanding options (i.e., whether or not eligible for exchange) to purchase shares of our common stock under the eligible plans and eligible agreements, which is 3,834,022 as of October 8, 2002. None of the executive officers and directors noted on the table are eligible to participate in the Offer.

                                                                   NUMBER OF SHARES       PERCENTAGE OF
                                                                      COVERED BY        TOTAL OUTSTANDING
                                                                  OUTSTANDING OPTIONS   OPTIONS UNDER THE
                                                                   GRANTED UNDER THE     ELIGIBLE PLANS
                                                                   ELIGIBLE PLANS OR      AND ELIGIBLE
NAME                                     POSITION                 ELIGIBLE AGREEMENTS      AGREEMENTS
----                       ------------------------------------   -------------------   -----------------
Walid Maghribi(1)........  Chief Executive Officer and Director                0                --%
Frank R. DiPietro........  Executive Vice President of Finance,           66,000              1.72%
                           Chief Financial Officer, Treasurer
                           and Clerk
Douglas M. McBurnie(2)...  Chairman of the Board                         105,000              2.74%
Manfred Loeb.............  Director                                       14,000                 *
Lionel H. Olmer..........  Director                                       17,472                 *
Willy M. C. Sansen.......  Director                                       23,500                 *
John L. Sprague..........  Director                                       23,500                 *
Joseph Consoli(3)........  Director                                            0                --

---------------

* Less than 1%

Except as described below, neither we, nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of ours, engaged in transactions involving options to purchase our common stock under the plans, or in transactions involving our common stock during the past 60 days before and including October 8, 2002:

(1) On August 20, 2002, Mr. Maghribi was granted an option to purchase 1.7 million shares of Sipex common stock at an exercise price of $3.31. None of the shares were vested as of October 8, 2002. Mr. Maghribi's option was granted pursuant to a stand-alone option agreement and is not eligible for exchange in this offer.

(2) On October 4, 2002, Mr. McBurnie was granted an option to purchase 100,000 shares of Sipex common stock at an exercise price of $1.00. All of these shares were vested as of October 8, 2002. Mr. McBurnie's option was granted pursuant to the 2002 Nonstatutory Stock Option Plan but it is not eligible for exchange under this offer.

(3) On October 4, 2002, Mr. Consoli was appointed to the Board of Directors and the Audit Committee of the Board of Directors. In connection with his appointment to the Board of Directors, Mr. Consoli was granted an option to purchase 7,500 shares of Sipex common stock at an exercise price of $1.00. None of these shares were vested as of October 8, 2002. Mr. Consoli's option was granted pursuant to the 2002 Nonstatutory Stock Option Plan but it is not eligible for exchange under this offer.

12. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

     Options that we acquire through the offer that were granted under the plans will be cancelled and the shares subject to those options will be returned to the pool of shares available for grants of new awards under each respective plan. To the extent shares returning to the plans are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants, respectively, without further stockholder action, except as required by applicable law or the rules of the Nasdaq or any other securities quotation system or any stock exchange on which our shares are then quoted or listed. Options that we acquire through the offer that were granted outside of the plans will be cancelled and the shares of our common stock previously allocated to those options will remain authorized but unissued shares.

     If we were to grant the new options under a traditional stock option repricing, in which an employee's current options would be immediately repriced, or on any date that is earlier than 6 months and 1 day after the date on which we cancel the options accepted for exchange, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense for the new options issued under this offer. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least 6 months and 1 day, we believe that we will not have to treat the new options as variable awards and will avoid these accounting charges. As a result, we believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer.

13.  LEGAL MATTERS; REGULATORY APPROVALS.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency or any Nasdaq listing requirements that would be required for the acquisition or ownership of our options as contemplated herein. Should any additional approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to the conditions described in Section 7 of this offer to exchange.

     If we are prohibited by applicable laws or regulations from granting new options on the new option grant date, which is expected to be May 12, 2003, we will not grant any new options. Except as described below, we are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited on the new option grant date we will not grant any new options and you will not receive any other compensation for the options you tendered.

     If proposed Nasdaq rules require us to obtain shareholder approval for shares added to the 2002 Nonstatutory Stock Option Plan and we are unable to obtain such approval before the new option grant date, we may not be able to grant you new options covering as many shares as you would otherwise be entitled to under the 2002 Nonstatutory Stock Option Plan pursuant to the offer. Instead, to the extent possible, we will grant you new options on the new option grant date covering a lesser number of shares. The number of shares covered by each new option will be pro-rated, based on the number of shares that are available for grant under the 2002 Nonstatutory Stock Option Plan without additional shareholder approval divided by the total number of shares that otherwise would have been subject to all the new option grants under the 2002 Nonstatutory Stock Option Plan pursuant to the offer, and rounded down to the nearest whole share. If such shareholder approval becomes necessary, we will use all commercially reasonable efforts to obtain the required shareholder approval. If we are able to obtain the necessary shareholder approval, we will grant the new options (or the remainder of the new options) promptly after such approval is obtained, or, if later, on the originally scheduled new option grant date. If we are unable to obtain the necessary shareholder approval, we will not be able to grant new options under the 2002 Nonstatutory Stock Option Plan covering shares that were required to be approved.

14.  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material U.S. federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. If you are a resident of the United States, but are also subject to the tax laws of another country, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

     Option holders who exchange outstanding options for new options should not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

     Generally, if your exchanged options were granted under the 1997 Stock Option Plan, the 2000 Non-Qualified Stock Option Plan or the 2002 Nonstatutory Stock Option Plan, the new options granted in exchange for them will be of the same type. If exchanged options granted under the 1997 Stock Option Plan are incentive stock options for purposes of the U.S. Internal Revenue Code, the new options replacing them will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the new option exercise price. The excess value is deemed to be a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws.

     Regardless of whether exchanged options granted under the 1996 Incentive Stock Option Plan are incentive stock options or nonstatutory stock options for purposes of the Internal Revenue Code, the new options that replace them will be nonstatutory stock option and will be granted under the 2002 Nonstatutory Stock Option Plan.

     If exchanged options are nonstatutory stock options for purposes of the Internal Revenue Code, the new options will also be nonstatutory stock options.

     WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS THE TAX CONSEQUENCES TO YOU ARE DEPENDENT ON YOUR INDIVIDUAL TAX SITUATION.

  INCENTIVE STOCK OPTIONS.

     Under current law, an option holder will not realize taxable income upon the grant of an incentive stock option. In addition, an option holder generally will not realize taxable income upon the exercise of an incentive stock option. However, an option holder's alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Except in the case of an option holder's death or disability, if an option is exercised more than 3 months after the option holder's termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules that apply to nonstatutory stock options.

     If an option holder sells the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made:

     - at least 2 years after the date the incentive stock option was granted, and

     - at least 1 year after the date the incentive stock option was exercised.

     If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to the option holder at the time of the sale. Any such capital gain will be taxed at the long-term capital gain rate in effect at the time of sale. If the disposition is not qualifying, which we refer to as a "disqualifying disposition," the excess of the fair market value of the option shares on the date the option was exercised over the exercise price will be taxable income to the option holder at the time of the disposition.

     Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than 1 year after the option was exercised.

     Unless an option holder engages in a disqualifying disposition, we will not be entitled to a deduction with respect to an incentive stock option. If an option holder engages in a disqualifying disposition, we will be entitled to a deduction equal to the amount of compensation income taxable to the option holder.

     If exchanged options are incentive stock options granted under the 1997 Stock Option Plan, the new options replacing them will be granted as an incentive stock option to the maximum extent they qualify. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a nonstatutory stock option.

     If exchanged options are incentive stock options granted under the 1996 Incentive Stock Option Plan, the new options replacing them will be granted as nonstatutory stock options.

     You should note that there is a risk that any incentive stock options you have may be affected, even if you do not participate in the exchange. We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept the offer. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this offer to exchange options. However, the IRS may characterize this offer to exchange options as a "modification" of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of all of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings given by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling, nor may they assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a "modification" of incentive stock options eligible for tender. A successful assertion by the IRS of this position could extend the options' holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a nonstatutory stock option.

  NONSTATUTORY STOCK OPTIONS.

     If exchanged options are nonstatutory stock options for purposes of the Internal Revenue Code, the new options replacing them and the stand-alone option agreements will also be nonstatutory stock options. All exchanged options granted under the 1996 Incentive Stock Option Plan will be replaced with options that are nonstatutory stock options for purposes of the Internal Revenue Code, regardless of whether the exchanged options are incentive stock options or nonstatutory stock options.

     Under current law, an option holder will not realize taxable income upon the grant of a nonstatutory stock option. However, when an option holder exercises the option, the difference between the exercise price of the option, and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder.

     We will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with eligible reporting requirements.

     WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

15.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     We expressly reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 7 of this offer to exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which the exchange offer is open, we will give you oral or written notice of the extension and delay, as described below. If we extend the expiration date, we will also extend your right to withdraw tenders of eligible options until such extended expiration date. In the case of an extension, we will issue a press release or other public announcement no later than 6:00 a.m., Pacific Time, on the next business day after the previously scheduled expiration date.

     We also expressly reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 7 of this offer to exchange occurs, by giving oral or written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of options elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.

     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event listed in Section 7 of this offer to exchange has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

     The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in amount of existing notes sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible options being sought in the offer or the consideration being offered by us for the eligible options in the offer, the offer will remain open for at least 10 business days from the date of notice of such modification. If any term of the offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of eligible options, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of eligible options of such amendment, and we will extend the offer's period so that at least 5 business days, or such longer period as may be required by the tender offer rules, remain after such change.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

16.  FEES AND EXPENSES.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting options to be exchanged through this offer.

17.  ADDITIONAL INFORMATION.

     This offer to exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your options:

          1. Our current report on Form 8-K filed with the SEC on October 1, 2002,

          2. Our current report on Form 8-K filed with the SEC on August 23, 2002,

          3. Our quarterly report on Form 10-Q for our fiscal quarter ended June 29, 2002, filed with the SEC on August 13, 2002,

          4. Our definitive proxy statement on Schedule 14A for our 2002 annual meeting of stockholders, filed with the SEC on April 16, 2002,

          5. Our current report on Form 8-K filed with the SEC on April 15, 2002,

          6. Our annual report on Form 10-K for our fiscal year ended December 30, 2001, filed with the SEC on April 2, 2002, and

          7. Our quarterly report on Form 10-Q for our fiscal quarter ended March 30, 2002, filed with the SEC on May 13, 2002,

          8. The section entitled "Description of Registrant's Securities to be Registered" contained in our registration statement on Form 8-A filed with the SEC on March 1, 1996; which registration statement incorporates by reference the information contained in our Registration Statement on Form S-1 filed with the SEC on February 13, 1996.

     These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

     Each person to whom a copy of this offer to exchange is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at SIPEX Corporation 22 Linnell Circle, Billerica, MA, 01821, Attention: Lynn Bragdon, or telephoning Lynn Bragdon at (978) 671-1933.

     As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

     The information contained in this offer to exchange about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this offer.

18.  FINANCIAL STATEMENTS.

     Attached as Schedule B to this offer to exchange are our financial statements that are included in our annual report on Form 10-K for our fiscal year ended December 30, 2001, filed with the SEC on April 2, 2002, and our quarterly report on Form 10-Q for our fiscal quarter ended June 29, 2002, filed with the SEC on August 13, 2002. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 17 of this offer to exchange.

19.  MISCELLANEOUS.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from the option holders residing in such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE YOUR OPTIONS THROUGH THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS DOCUMENT OR DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE AND IN THE RELATED OPTION EXCHANGE PROGRAM DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                               SIPEX CORPORATION

October 10, 2002

                                   SCHEDULE A

                 INFORMATION CONCERNING THE EXECUTIVE OFFICERS
                       AND DIRECTORS OF SIPEX CORPORATION

     The executive officers and directors of SIPEX Corporation and their positions and offices as of October 8, 2002, are set forth in the following table:

NAME                                               POSITION AND OFFICES HELD
----                                               -------------------------
Walid Maghribi...........................  Chief Executive Officer and Director
Frank R. DiPietro........................  Executive Vice President of Finance,
                                           Chief Financial Officer, Treasurer and
                                           Clerk
Douglas M. McBurnie......................  Chairman of the Board
Manfred Loeb.............................  Director
Lionel H. Olmer..........................  Director
Willy M. C. Sansen.......................  Director
John L. Sprague..........................  Director
Joseph Consoli...........................  Director

     The address of each executive officer and director is: c/o SIPEX Corporation, 233 South Hillview Drive, Milpitas, CA 95035.

     None of the directors or executive officers listed on this Schedule A are eligible to participate in this option exchange program

                                   SCHEDULE B

                              FINANCIAL STATEMENTS
                              OF SIPEX CORPORATION

FINANCIAL STATEMENTS FOR THE MOST RECENT QUARTER ENDED JUNE 29, 2002

                               SIPEX CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                               JUNE 29,     DECEMBER 31,
                                                                 2002           2001
                                                              -----------   ------------
                                                              (UNAUDITED)    (AUDITED)
                                                                (IN THOUSANDS, EXCEPT
                                                                   PER SHARE DATA)
ASSETS:
Current assets:
Cash and cash equivalents...................................   $  5,426       $  4,874
Short-term investment securities............................      5,961             --
Accounts receivable, less allowances of $982 and $2,444 at
  June 29, 2002 and December 31, 2001, respectively.........     11,952         10,966
Inventories.................................................     25,691         25,295
Deferred income taxes -- current............................         --          3,163
Prepaid expenses and other current assets...................      1,902          1,871
                                                               --------       --------
          Total current assets..............................     50,932         46,169
Property, plant, and equipment, net.........................     65,823         67,172
Goodwill....................................................         --          2,984
Deferred income taxes.......................................         --         28,688
Other assets................................................        114            114
                                                               --------       --------
          Total assets......................................   $116,869       $145,127
                                                               ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Accounts payable............................................   $ 10,378       $  5,989
Accrued expenses............................................      4,130          2,928
Deferred income.............................................        819            992
                                                               --------       --------
          Total current liabilities.........................     15,327          9,909
Long-term debt..............................................         --          7,396
                                                               --------       --------
          Total liabilities.................................     15,327         17,305
                                                               --------       --------
Shareholders' equity:
Preferred stock, $.01 par value, 1,000 shares authorized and no shares issued or outstanding at June 29, 2002 and
  December 31, 2001, respectively...........................         --             --
Common stock, $.01 par value, 40,000 shares authorized and
  27,954 and 24,844 shares issued and outstanding at June
  29, 2002 and December 31, 2001, respectively..............        279            248
Additional paid-in capital..................................    173,642        149,447
Accumulated deficit.........................................    (72,353)       (21,903)
Accumulated other comprehensive income (loss)...............        (26)            30
                                                               --------       --------
          Total shareholders' equity........................    101,542        127,822
                                                               ========       ========
          Total liabilities and shareholders' equity........   $116,869       $145,127
                                                               ========       ========

     See accompanying notes to condensed consolidated financial statements

                               SIPEX CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                                     -------------------   -------------------
                                                     JUNE 29,   JUNE 30,   JUNE 29,   JUNE 30,
                                                       2002       2001       2002       2001
                                                     --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                    (UNAUDITED)
Net sales..........................................  $ 16,988   $ 19,372   $ 33,052   $ 39,066
Cost of sales......................................    18,931     21,671     32,820     40,468
                                                     --------   --------   --------   --------
          Gross profit (loss)......................    (1,943)    (2,299)       232     (1,402)
                                                     --------   --------   --------   --------
Operating expenses:
  Research and development.........................     3,560      3,514      6,274      7,559
  Marketing and selling............................     2,206      2,628      4,472      5,287
  General and administrative.......................     2,645      1,914      4,300      3,993
  Restructuring and facility exit costs............        --        494         --        177
  Amortization/impairment of goodwill..............     2,984         94      2,984        188
                                                     --------   --------   --------   --------
          Total operating expenses.................    11,395      8,644     18,030     17,204
                                                     --------   --------   --------   --------
(Loss) from operations.............................   (13,388)   (10,943)   (17,798)   (18,606)
Other income (expense), net........................      (329)      (112)      (716)        28
                                                     --------   --------   --------   --------
(Loss) before income taxes.........................   (13,667)   (11,055)   (18,514)   (18,578)
Income tax expense (benefit).......................    33,826     (4,750)    31,936     (7,245)
                                                     --------   --------   --------   --------
Net (loss).........................................  $(47,493)  $ (6,305)  $(50,450)  $(11,333)
                                                     ========   ========   ========   ========
Net (loss) per common share -- basic and assuming
  dilution.........................................  $  (1.70)  $  (0.26)  $  (1.91)  $  (0.49)
                                                     ========   ========   ========   ========
Weighted average common and common equivalent
  shares outstanding -- basic and assuming
  dilution.........................................    27,930     23,983     26,402     23,248
                                                     ========   ========   ========   ========

     See accompanying notes to condensed consolidated financial statements

                               SIPEX CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS ENDED
                                                              -------------------
                                                              JUNE 29,   JUNE 30,
                                                                2002       2001
                                                              --------   --------
                                                                   (IN THOUSANDS)
                                                                      (UNAUDITED)
Operating activities:
Net (loss)..................................................  $(50,450)  $(11,333)
Adjustments to reconcile net (loss) to net cash used in
  operating activities:
  (Increase) decrease in deferred income taxes..............    31,851     (7,248)
  Provision for uncollectable receivables and returns and
     allowances.............................................       713      1,803
  Depreciation and amortization.............................     7,203      3,795
  Change in other long-term liabilities.....................        --     (1,396)
  Changes in current assets and liabilities:
     (Increase) decrease in accounts receivable.............    (1,699)     3,079
     Increase in inventories................................      (396)      (575)
     Increase in prepaid expenses and other assets..........       (31)      (703)
     Increase (decrease) in accounts payable................     4,389     (2,660)
     Increase (decrease) in accrued expenses................     1,202       (302)
     (Decrease) increase in deferred income.................      (173)       310
                                                              --------   --------
       Net cash used in operating activities................    (7,391)   (15,230)
                                                              --------   --------
Investing activities:
  Proceeds from restricted cash.............................        --     36,750
  Purchase of investments...................................    (5,961)        --
  Purchase of property, plant and equipment.................    (2,870)   (38,232)
                                                              --------   --------
       Net cash used in investing activities................    (8,831)    (1,482)
                                                              --------   --------
Financing activities:
  Proceeds from issuance of common stock....................    24,226     22,112
  (Payments of) proceeds from debt obligations..............    (7,396)       136
                                                              --------   --------
          Net cash provided by financing activities.........    16,830     22,248
                                                              --------   --------
Effect of foreign currency translation adjustments..........       (56)       (53)
                                                              --------   --------
Increase in cash and cash equivalents.......................       552      5,483
Cash and cash equivalents, beginning of period..............     4,874      1,732
                                                              --------   --------
Cash and cash equivalents, end of period....................  $  5,426   $  7,215
                                                              ========   ========
Supplemental cash flow information:
  Cash paid during the period for:
     Income taxes...........................................  $     81   $     --
                                                              ========   ========
     Interest...............................................  $     12   $    360
                                                              ========   ========

     See accompanying notes to condensed consolidated financial statements

                               SIPEX CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of SIPEX Corporation (the Company) and all of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

     The accompanying unaudited financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2001, included in the Company's Form 10-K filing. The accompanying financial statements reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented and were prepared based upon the accounting policies disclosed in the Company's Form 10-K. The results of operations for the three and six month periods ended June 29, 2002 are not necessarily indicative of the results to be expected for the full fiscal year.

SIGNIFICANT ACCOUNTING POLICIES

  RECENT ACCOUNTING PRONOUNCEMENTS

     The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, and FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 4 and FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. We are currently examining the effect of this pronouncement on the results of operations and financial position of Sipex, but currently we believe the effect will not be material.

     On July 30, 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 is based on the fundamental principle that a liability for a cost associated with an exit or disposal activity should be recorded when it (1) is incurred, that is, when it meets the definition of a liability in FASB Concepts Statement No. 6, "Elements of Financial Statements," and (2) can be measured at fair value. The principal reason for issuing Statement 146 is the Board's belief that some liabilities for costs associated with exit or disposal activities that entities record under current accounting pronouncements, in particular Issue 94-3, do not meet the definition of a liability. Statement 146 nullifies Issue 94-3; thus, it will have a significant effect on practice because commitment to an exit or disposal plan no longer will be a sufficient basis for recording a liability for costs related to those activities. Statement No. 146 is effective for exit and disposal activities initiated after December 31, 2002. Early application is encouraged; however, previously issued financial statements may not be restated. An entity would continue to apply the provisions of Issue 94-3 to an exit activity that it initiated under an exit plan that met the criteria of Issue 94-3 before the entity initially applied Statement 146. We are currently examining the effect of this pronouncement on the results of operations and financial position of Sipex, but currently we believe the effect will not be material.

GOODWILL IMPAIRMENT

     For the quarter ended March 30, 2002, the Company adopted SFAS 142 effective and was no longer amortizing goodwill upon adoption, thereby eliminating annual goodwill amortization of approximately

                               SIPEX CORPORATION

$376,000. Upon adoption of SFAS 142 on January 1, 2002, the Company performed a goodwill impairment test and concluded that there was no indication of impairment and recorded no impairment at January 1, 2002.

     In the second quarter of 2002, the Company experienced significant changed circumstances resulting from the Company's stock price decreasing during the quarter, which reduced the Company's fair value. These circumstances indicated that the Company's goodwill might not be recoverable. As a result, the Company performed a goodwill impairment test in accordance with SFAS 142. The results of the impairment test indicated that the full amount of the Company's goodwill of $3.0 million was not recoverable and was written off. The impairment charge in the second quarter of 2002 compared with the quarterly goodwill amortization of $94,000 during 2001 under SFAS 121.

     The pro forma effects of the adoption of SFAS 142 on net income and earnings per share for the Company for the three and six months ended June 30, 2001 is as follows (in thousands):

                                                     THREE MONTHS ENDED   SIX MONTHS ENDED
                                                       JUNE 29, 2002       JUNE 29, 2002
                                                     ------------------   ----------------
Net (loss) as reported.............................       $(6,305)            $(11,333)
Add back: Goodwill amortization expense............            94                  188
                                                          -------             --------
Adjusted net (loss)................................       $(6,211)            $(11,145)
                                                          =======             ========
Basic and diluted (loss) per share, as reported....       $ (0.26)            $  (0.49)
Add back: Goodwill amortization expense............            --                 0.01
                                                          -------             --------
Pro forma basic loss per share.....................       $ (0.26)            $  (0.48)
                                                          =======             ========

LONG-TERM DEBT

     On April 16, 2002, the outstanding bank line of credit balance of $6.9 million was paid down to zero using proceeds from the private placement of Company common stock (see Note 8). The line of credit has a borrowing limit of $10.0 million with a borrowing base of 80% of the Company's accounts receivable. Funds advanced under the line bear interest at the bank's base rate minus 0.5%, are due June 1, 2003 and are collateralized by substantially all our assets. For the quarter ended June 29, 2002, the Company was not in compliance with the net income, quick ratio and current ratio covenants on its bank line of credit and has obtained a waiver from the lender as of June 29, 2002, as well as an amendment to the net income requirements for the third and fourth quarter of 2002 and the quick ratio and current ratio requirements through June 1, 2003.

NET INCOME (LOSS) PER SHARE

     Net income (loss) per share-basic is based upon the weighted average number of common shares outstanding. Net income (loss) per share assuming dilution is based upon the weighted average number of common and common equivalent shares outstanding assuming dilution. Common equivalent shares, consisting of outstanding stock options, are included in the per share calculations where the effect of their inclusion would be dilutive.

                               SIPEX CORPORATION

     A reconciliation of basic weighted average common shares with weighted average shares assuming dilution is as follows (in thousands):

                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                     -----------------------------   -----------------------------
                                     JUNE 29, 2002   JUNE 30, 2001   JUNE 29, 2002   JUNE 30, 2001
                                     -------------   -------------   -------------   -------------
Weighted average shares -- basic...     27,930          23,983          26,402          23,248
Net effect of dilutive potential
  common shares outstanding based
  on the Treasury stock method
  using the average market price...         --              --              --              --
                                        ------          ------          ------          ------
Weighted average common shares --
  assuming dilution................     27,930          23,983          26,402          23,248
                                        ------          ------          ------          ------
Antidilutive potential common
  shares excluded from the
  computation above................      5,116           4,102           5,204           3,971
                                        ======          ======          ======          ======

VALUATION AND QUALIFYING ACCOUNTS

     The Company had the following activity for six months ended June 29, 2002 in the inventory and accounts receivable allowances:

                                                                          BAD DEBT
                                                              INVENTORY   & RETURNS
                                                              ---------   ---------
BALANCE DECEMBER 31, 2001...................................   $ 3,541     $ 2,444
  Charged to costs and expenses.............................       500         307
  Deductions................................................    (1,199)     (1,539)
                                                               -------     -------
BALANCE MARCH 30, 2002......................................     2,842       1,212
  Charged to costs and expenses.............................       540         406
  Deductions................................................        (1)       (636)
                                                               -------     -------
BALANCE JUNE 29, 2002.......................................   $ 3,381     $   982
                                                               =======     =======

INCOME TAXES

     In the second quarter of 2002, the Company established a full valuation allowance and incurred a tax charge of $33.8 million for its deferred tax assets, which included significant net operating loss and tax credit carryforwards. The valuation allowance was established as the Company no longer believes that it is more likely than not that the net operating loss and tax credit carryforwards will be realized in the carryforward period. This change in estimate during the second quarter of 2002 was based on updated evaluations considering historical taxable income levels and expectations of future taxable income. For the first six months of 2001, the Company recorded an income tax benefit at a 39% effective rate. The Company recorded the tax benefit for the 2001 period and the related increase in deferred tax assets, as it believed it was more likely than not, considering the level of historical taxable income and expectations for future taxable income, that the operating loss would be utilized in the future to offset taxable income.

STOCKHOLDERS' EQUITY

     On April 16, 2002, the Company issued 3.0 million shares of common stock through a private placement of securities, resulting in proceeds to the Company of approximately $23.4 million, net of placement agent fees and other costs related to the issuance. Proceeds from the offering of $6.9 million were used to pay down the Company's bank line of credit to zero and the balance of $16.5 million was used to provide funding for general corporate purposes.

               FINANCIAL STATEMENTS FOR THE LAST TWO FISCAL YEARS
                 ENDED DECEMBER 30, 2001 AND DECEMBER 30, 2000

                               SIPEX CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
                                        ASSETS
Current assets:
Cash and cash equivalents...................................   $  4,874      $  1,732
Accounts receivable, less allowances of $2,444 and $2,889 in
  2001 and 2000, respectively...............................     10,966        20,688
Inventories.................................................     25,295        33,324
Deferred income taxes -- current............................      3,163         5,515
Prepaid expenses and other current assets...................      1,871         1,504
                                                               --------      --------
          Total current assets..............................     46,169        62,763
Restricted cash equivalents and securities..................         --        36,750
Property, plant, and equipment, net.........................     67,172        32,993
Goodwill (net of accumulated amortization)..................      2,984         3,360
Deferred income taxes.......................................     28,688        12,713
Other assets................................................        114           189
                                                               --------      --------
          Total assets......................................   $145,127      $148,768
                                                               ========      ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable............................................   $  5,989      $ 10,583
Accrued expenses............................................      2,928         5,372
Deferred income.............................................        992         1,963
                                                               --------      --------
          Total current liabilities.........................      9,909        17,918
Long-term debt..............................................      7,396         7,057
Other long-term liabilities.................................         --           996
                                                               --------      --------
          Total liabilities.................................     17,305        25,971
                                                               --------      --------
Shareholders' equity:
Preferred stock, $0.01 par value, 1,000 shares authorized
  and no shares issued or outstanding.......................         --            --
Common stock, $0.01 par value, 40,000 shares authorized and
  24,844 and 22,502 shares issued and outstanding at
  December 31, 2001 and 2000, respectively..................        248           225
Additional paid-in capital..................................    149,447       124,897
Accumulated deficit.........................................    (21,903)       (2,211)
Accumulated other comprehensive income......................         30          (114)
                                                               --------      --------
          Total shareholders' equity........................    127,822       122,797
                                                               ========      ========
          Total liabilities and shareholders' equity........   $145,127      $148,768
                                                               ========      ========

          See accompanying notes to consolidated financial statements

                               SIPEX CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     YEARS ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                 2001          2000          1999
                                                              -----------   -----------   ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...................................................   $ 72,062      $114,620      $89,820
Cost of sales...............................................     73,558        78,130       57,227
                                                               --------      --------      -------
          Gross profit (loss)...............................     (1,496)       36,490       32,593
Operating expenses:
  Research and development..................................     12,858        13,159       10,623
  Marketing and selling.....................................      9,911        10,765        9,719
  General and administrative................................      7,446         9,618        7,945
  Merger transaction costs..................................         --            --        1,168
  Restructuring and facility exit costs.....................        177          (525)         817
                                                               --------      --------      -------
          Total operating expenses..........................     30,392        33,017       30,272
                                                               --------      --------      -------
Income (loss) from operations...............................    (31,888)        3,473        2,321
Other income (expense):
  Interest expense..........................................       (559)           --         (375)
  Other, net................................................        165         2,067        1,734
                                                               --------      --------      -------
          Total other income (expense)......................       (394)        2,067        1,359
                                                               --------      --------      -------
Income (loss) before income taxes...........................    (32,282)        5,540        3,680
Income tax expense (benefit)................................    (12,590)        1,623       (2,419)
                                                               --------      --------      -------
Net income (loss)...........................................   $(19,692)     $  3,917      $ 6,099
                                                               ========      ========      =======
Net income (loss) per common share -- basic.................   $  (0.82)     $   0.18      $  0.28
                                                               ========      ========      =======
Net income (loss) per common share -- assuming dilution.....   $  (0.82)     $   0.16      $  0.28
                                                               ========      ========      =======
Weighted average common shares outstanding -- basic.........     24,003        22,133       21,403
                                                               ========      ========      =======
Weighted average common shares outstanding -- assuming
  dilution..................................................     24,003        23,749       21,981
                                                               ========      ========      =======

          See accompanying notes to consolidated financial statements

                               SIPEX CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME

                               COMMON STOCK                                    ACCUMULATED
                           ---------------------   ADDITIONAL                     OTHER
                            NUMBER       $0.01      PAID-IN     ACCUMULATED   COMPREHENSIVE   SHAREHOLDERS'
                           OF SHARES   PAR VALUE    CAPITAL       DEFICIT        INCOME          EQUITY
                           ---------   ---------   ----------   -----------   -------------   -------------
                                                            (IN THOUSANDS)
BALANCE AT DECEMBER 31,
  1998...................   21,280       $213       $102,741     $(13,236)        $  54         $ 89,772
Net income...............       --         --             --        6,099            --            6,099
Foreign currency
  translation
  adjustments............       --         --             --           --             6                6
                                                                                                --------
     Comprehensive
       income............                                                                          6,105
Issuance of common stock
  under option plans.....      169          2            318           --            --              320
Issuance of common stock
  under stock purchase
  plan...................       19         --            334           --            --              334
Purchase of minority
  interest...............      300          3          3,766           --            --            3,769
Adjustments to conform
  year end of pooled
  entity.................       --         --             --        1,009            --            1,009
Tax effect of exercises
  of stock options.......       --         --          3,792           --            --            3,792
                            ------       ----       --------     --------         -----         --------
BALANCE AT DECEMBER 31,
  1999...................   21,768       $218       $110,951     $ (6,128)        $  60         $105,101
Net income...............       --         --             --        3,917            --            3,917
Foreign currency
  translation
  adjustments............       --         --             --           --          (174)            (174)
                                                                                                --------
     Comprehensive
       income............                                                                          3,743
Issuance of common stock
  under option plans.....      715          7          8,354           --            --            8,361
Issuance of common stock
  under stock purchase
  plan...................       19         --            326           --            --              326
Tax effect of exercises
  of stock options.......       --         --          5,266           --            --            5,266
                            ------       ----       --------     --------         -----         --------
BALANCE AT DECEMBER 31,
  2000...................   22,502       $225       $124,897     $ (2,211)        $(114)        $122,797
Net loss.................       --         --             --      (19,692)           --          (19,692)
Foreign currency
  translation
  adjustments............       --         --             --           --           144              144
                                                                                                --------
     Comprehensive
       loss..............                                                                        (19,548)
Issuance of common stock
  under option plans.....       86          1            702           --            --              703
Issuance of common stock
  under stock purchase
  plan...................       66         --            525           --            --              525
Private placement
  issuance of common
  stock..................    2,190         22         21,589           --            --           21,611
Tax effect of exercises
  of stock options.......       --         --          1,734           --            --            1,734
                            ------       ----       --------     --------         -----         --------
BALANCE AT DECEMBER 31,
  2001...................   24,844       $248       $149,447     $(21,903)        $  30         $127,822
                            ======       ====       ========     ========         =====         ========

          See accompanying notes to consolidated financial statements

                               SIPEX CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                2001       2000       1999
                                                              --------   --------   ---------
                                                                      (IN THOUSANDS)
Operating activities:
Net income (loss)...........................................  $(19,692)  $  3,917   $   6,099
Adjustments to reconcile net income to net cash used in
  operating activities:
  Adjustment to conform year end of pooled entity...........        --         --       1,009
  Allowance for returns and doubtful accounts...............     4,555      3,681       1,196
  Depreciation and amortization.............................     7,038      4,649       2,528
  Loss on disposal of capital assets........................        --         38          51
  Changes in assets and liabilities:
     Decrease (increase) in accounts receivable.............     5,167    (10,367)        649
     Decrease (increase) in inventories.....................     8,029    (10,196)     (2,268)
     (Increase) decrease in prepaid expenses................      (367)       580      (1,051)
     Increase in deferred taxes.............................   (11,889)    (3,225)     (6,739)
     Decrease (increase) in other assets....................        75        (23)        203
     (Decrease) increase in accounts payable................    (4,594)     3,922         214
     (Decrease) increase in accrued expenses................    (2,444)     3,018       6,923
     (Decrease) increase in deferred income.................      (971)     1,963          --
     (Decrease) increase in other long-term liabilities.....    (1,396)       996          --
     Increase in restricted cash equivalents and
       securities...........................................        --         --     (12,394)
                                                              --------   --------   ---------
          Net cash used in operating activities.............   (16,489)    (1,047)     (3,580)
                                                              --------   --------   ---------
Investing activities:
  Proceeds from maturity of investment securities...........        --      5,734     119,506
  Purchase of investment securities.........................        --         --    (117,259)
  Proceeds from liquidation of restricted cash investment...    36,750         --          --
  Purchase of property, plant, and equipment................   (40,441)   (19,467)     (9,214)
                                                              --------   --------   ---------
          Net cash used in investing activities.............    (3,691)   (13,733)     (6,967)
                                                              --------   --------   ---------
Financing activities:
  Proceeds from issuance of common stock....................    22,839      8,687         654
  Proceeds from (payments of) long-term debt................       339      7,057      (1,300)
  Payment of capital lease and other debt obligations.......        --       (413)     (5,268)
                                                              --------   --------   ---------
          Net cash provided by (used in) financing
            activities......................................    23,178     15,331      (5,914)
                                                              --------   --------   ---------
Effect of foreign currency exchange rate changes on cash and
  cash equivalents..........................................       144       (174)          6
                                                              --------   --------   ---------
Increase (decrease) in cash and cash equivalents............     3,142        377     (16,455)
Cash and cash equivalents at beginning of period............     1,732      1,355      17,810
                                                              --------   --------   ---------
Cash and cash equivalents at end of period..................  $  4,874   $  1,732   $   1,355
                                                              ========   ========   =========
Supplemental cash flow information:
Cash paid (refunded) during the period for:
       Income taxes.........................................  $   (238)  $    475   $     580
                                                              ========   ========   =========
       Interest.............................................  $    559   $     27   $     583
                                                              ========   ========   =========
Supplemental disclosure of non-cash investing activities:
300,000 shares of Sipex issued in exchange for all the
  minority shares in a subsidiary of Calogic................  $     --   $     --   $   3,769
                                                              ========   ========   =========
Tax benefit from disposition of stock acquired through stock
  options...................................................  $  1,734   $  5,266   $   3,792
                                                              ========   ========   =========

          See accompanying notes to consolidated financial statements

                               SIPEX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2001, 2000 AND 1999

DESCRIPTION OF BUSINESS

     SIPEX Corporation is a semiconductor company that designs, manufactures and markets, high performance, value-added analog integrated circuits, primarily for original equipment manufacturers (OEMs) doing business in the high growth markets of networking, computing, and communications. Sipex's four product families: power management, serial interface, analog display and optical storage constitute a broad, synergistic portfolio of standard analog ICs that address specific applications in desktop and portable computers, optical storage, handheld digital peripherals such as PDAs, cell phones, digital still cameras, and network and telecommunications infrastructure.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of SIPEX Corporation and all of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated. See also Note 5 to the consolidated financial statements.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     Beginning in the fourth quarter of 2000, we began deferring revenue on ordinary course shipments to our largest distributor until the product is resold by the distributor to the end user (sell-through) because the arrangement with this distributor includes price concession and return rights the potential impact of which Sipex believed it could no longer reasonably estimate. For all other product sales, revenue is recognized at the time of shipment because these distributors have no price protection and have limited return rights. In addition, management believes that it is able to estimate and establish appropriate reserves for future returns from these distributors. For product sales recognized at the time of shipment, Sipex accrues for estimated sales returns upon shipment. Sipex has accepted distributor orders for certain products on a discounted basis for which the distributor has no rights of return other than for warranty related issues, price protection or cancellation rights and which are not governed by the terms of the existing distributor contract. Revenue from these orders is recognized at the time of shipment, since these orders are non-cancelable, non returnable and for which such sales are not subject to the terms of the Company's distribution agreement with the distributor, including without limitation the price protection, restocking and other returns rights the distributor is entitled to in the agreement. Revenue from engineering service contracts is recorded as performance is completed.

  RESTRICTED CASH EQUIVALENTS AND SECURITIES

     Restricted cash equivalents and securities represented amounts pledged for an operating lease which Sipex entered into for the construction and lease of a new wafer fabrication facility in Milpitas, California. In June 2001, Sipex purchased the land, building and equipment of its Milpitas wafer fabrication facility, which was being leased under a five-year operating lease. Proceeds for the buyout were provided through the use of restricted cash of $36.8 million that had previously secured the lease of the facility and equipment.

                               SIPEX CORPORATION

  SALES RETURNS

     To estimate reserves for future sales returns, we regularly review our history of actual returns for each major product line. We also communicate monthly with our channel partners to gather information about sell-through activity, end user satisfaction and to determine the volume of inventory in the channel. We use the results of this analysis to estimate the reserves for sales returns. We adjust our reserves for future returns as is necessary, based on actual returns experience, returns expectations and our communications with our channel partners.

     In estimating reserves, we also consider unusual events and market conditions. For example, as we announced on March 6, 2002, we increased our reserves for returns by $1.2 million based upon management's decision to authorize returns from certain distributors in excess of their contractual return privileges in the second quarter of 2001, based upon continued slowness in the semiconductor industry and adjusted our financial statements for the second and third quarters of 2001 to reflect the reserve for these returns which had not been provided for at that time. Historically, we have not experienced material differences between our estimated reserves for sales returns and actual results. However, it is possible that future events such as the introduction of a competitive product, product obsolescence, price competition, continued slowness in the semiconductor industry and distributors' desire to decrease levels of inventory in the distribution channel could result in significant changes in customer demand and cause future returns to increase beyond historical levels. However, management believes that it is able to estimate returns and establish appropriate reserves for returns from customers for which Sipex recognizes revenue as of shipment, using the process described above. Since reserves for estimated sales returns are recorded as a reduction in revenues, any significant difference between our estimated and actual returns experience, or changes in our estimate of reserves for future returns, would be reflected in our reported revenues in the period we determine that difference, and could have a material impact on our future results of operations.

  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject Sipex to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. Cash equivalents consist of deposits with, or guaranteed by, major commercial banks, the maturities of which are three months or less from date of purchase. With respect to accounts receivable, Sipex performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

  FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

     The carrying values of cash and cash equivalents, restricted cash equivalents and securities, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. Long-term debt approximates fair value due to the interest rate being based on the bank's base rate.

  INVENTORIES

     Inventories are stated at the lower of cost or market. Costs are determined using the first-in, first-out method.

                               SIPEX CORPORATION

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is provided by using the straight-line method over their useful lives as follows:

                                                              USEFUL LIVES
                                                              ------------
Buildings...................................................     30 years
Machinery and equipment.....................................   5-10 years
Furniture, fixtures and office equipment....................   5-10 years
Leasehold improvements......................................   Lease term

  GOODWILL

     Costs in excess of tangible assets acquired and liabilities assumed have been recorded as goodwill. Goodwill is amortized on a straight-line basis over the estimated useful life of ten years. Accumulated amortization for the years ended December 31, 2001 and December 31, 2000 was approximately $785,000 and $408,000, respectively. Sipex is currently analyzing the impact of adoption of SFAS 142, expects to complete their analysis by the end of their fiscal quarter ended June 30, 2002, and would reflect the impact of the cumulative effect of the change in accounting principle in their first fiscal quarter of 2002, if any. Sipex expects that upon adoption of SFAS 142, Sipex would no longer record amortization associated with existing goodwill of approximately $3.0 million.

  RELATED PARTIES

     Sipex has included as other current assets approximately $631,000, $583,000 and $587,000 in notes receivable due mainly from officers of the Company in 2001, 2000 and 1999, respectively.

  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     Sipex reviews long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

  FOREIGN CURRENCY TRANSLATION

     Foreign currency assets and liabilities are translated into dollars at current rates, and revenues, costs and expenses are translated at average rates during each reporting period. Gains or losses resulting from foreign currency transactions are included in earnings currently, while those resulting from translation of financial statements are shown as a separate component of other comprehensive income in the statement of shareholders' equity.

  RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

  Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

                               SIPEX CORPORATION
respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

  Net Income (Loss) Per Share

     Basic income (loss) per share is based upon the weighted average number of common shares outstanding. Income (loss) per share assuming dilution is based upon the weighted average number of common and common equivalent shares outstanding assuming dilution.

     A reconciliation of basic weighted average common shares with weighted average shares assuming dilution is as follows (in thousands):

                                                              2001     2000     1999
                                                             ------   ------   ------
Weighted average common shares outstanding -- basic........  24,003   22,133   21,403
Net effect of dilutive potential common shares outstanding
  based on the treasury stock method using the average
  market price.............................................      --    1,616      578
                                                             ------   ------   ------
Weighted average common shares outstanding -- assuming
  dilution.................................................  24,003   23,749   21,981
                                                             ------   ------   ------
Antidilutive potential common shares excluded from the
  computation above........................................   4,995      175    2,000
                                                             ======   ======   ======

  RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Standards Board (FASB) issued SFAS 141, Business Combinations (FAS 141) and SFAS 142, Goodwill and Other Intangible Assets (FAS 142). FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives will no longer be amortized, but instead be tested for impairment, at least annually, in accordance with the provisions of FAS 142. FAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of.

     The provisions of FAS 141 were effective immediately, except with regard to business combinations initiated prior to July 1, 2001. FAS 142 will be effective as of January 1, 2002. Goodwill and other intangible assets determined to have an indefinite useful life that are acquired in a business combination completed after July 1, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with appropriate pre-FAS 142 accounting literature. Goodwill and other intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of FAS
142. On July 1, 2001, the Company adopted FAS 141 which had no material impact on the Company's results of operations and financial position. We are currently evaluating the effect that the adoption of FAS 142 will have on our results of operations and financial position, but currently believe the impact will not be material.

     FASB recently issued SFAS 143, Accounting for Asset Retirement Obligations (SFAS 143) which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset and to depreciate that

                               SIPEX CORPORATION
cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time changes in the estimated future cash flows underlying the initial fair value measurement. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We are currently examining the impact of this pronouncement on the results of operations and financial position of Sipex, but currently believe the impact will not be material.

     On October 3, 2001, FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 144 retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principle Board Opinion 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (ABP 30), for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We are currently examining the impact of this pronouncement on the results of operations and financial position of Sipex, but currently believe the impact will not be material.

  RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the current year presentation.

CALOGIC MERGER

     On November 23, 1999, Sipex completed its merger of Calogic. In connection with the merger, Sipex issued 3.6 million shares of its common stock. The merger was accounted for on a pooling-of-interests basis. Accordingly, Sipex's consolidated financial statements include the accounts and operations of Calogic for all periods presented. The shares issued included 300,000 shares issued in a separate transaction for the purchase of the minority interest in a subsidiary of Calogic, which was accounted for using the purchase method of accounting and resulted in approximately $3.8 million of goodwill. Sipex recorded combined merger-related transaction costs of $1.2 million which was primarily for professional services, such as investment banking, legal, and accounting fees.

     The following table represents a reconciliation of separate net sales and net income for the year ended December 31, 1999 previously reported by the combining companies to those presented in the accompanying consolidated financial statements (in thousands):

                                                              NET SALES   NET INCOME
                                                              ---------   ----------
Sipex.......................................................   $60,520      $2,620
Calogic.....................................................    29,300       3,479
Combined....................................................   $89,820      $6,099

RESTRUCTURING AND FACILITY EXIT COSTS

     During 2001, we recorded charges totaling $534,000 for severance payments related to the reduction of our workforce as a result of the continued slowness in the semiconductor market. As of December 31, 2001, the total costs accrued had been paid. This charge was offset in the statement of operations by a reduction of $357,000 in the restructuring accrual which was established in the fourth quarter of 1999. The reduction in 2001 was due to the sale of the Calogic fabrication facility, which had been planned for closure in early 2001. As a result of the sale, we reduced both the facility exit and related equipment disposal costs and employee

                               SIPEX CORPORATION
termination portions of the accrual due to the assumptions of the facility lease and assets by the new owners who retained many of the employees that we had planned to pay severance costs. Additionally, the Company was able to sublease a facility earlier than expected during 2000 which resulted in a reduction of the accrual for facility-related costs in 2000.

                                ACCRUAL                             ACCRUAL
                                BALANCE    INCURRED   ADJUSTMENTS   BALANCE    INCURRED
                                12/31/99     2000     TO ACCRUAL    12/31/00     2001     ADJUSTMENTS   BALANCE
                                --------   --------   -----------   --------   --------   -----------   -------
People related costs..........   $  640     $(507)       $  --        $133      $ (51)       $ (82)      $  --
Facility related costs........      930      (332)        (425)        173        (98)         (75)         --
Equipment related isposal
  costs.......................      300        --         (100)        200         --         (200)         --
                                 ------     -----        -----        ----      -----        -----       -----
                                 $1,870     $(839)       $(525)       $506      $(149)       $(357)      $  --
                                 ======     =====        =====        ====      =====        =====       =====

     In the fourth quarter of 1999, Management of Sipex and the Board of Directors approved a plan to close certain manufacturing facilities in California, consisting of five locations which were acquired through the merger with Calogic and accounted for as a pooling-of-interests. Total estimated costs of $1.9 million associated with the closure of the Calogic facilities included facility related costs of $930,000, costs related to the expected abandonment of less efficient and duplicate machinery and equipment of $300,000 and people related facilities exit and severance costs of $640,000.

     In the third quarter of 1999, Sipex realized net proceeds of $1.1 million from the unanticipated sale of the tangible assets of our semiconductor wafer fab located in Milpitas, California which had been written off as part of facility exit costs during 1998. This recovery of $1.1 million has been recorded as a credit to facility exit costs on the statement of operations for 1999 resulting in the reporting of net facility exit costs for 1999 of approximately $817,000.

INVENTORIES

     Inventories were as follows (in thousands):

                                                               2001      2000
                                                              -------   -------
Raw materials...............................................  $ 4,027   $ 4,167
Work-in-process.............................................   14,854    24,053
Finished goods..............................................    6,414     5,104
                                                              -------   -------
                                                              $25,295   $33,324
                                                              =======   =======

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment were as follows (in thousands):

                                                               2001      2000
                                                              -------   -------
Land........................................................  $ 5,957   $    --
Building....................................................   23,360     4,212
Machinery and equipment.....................................   53,001    44,395
Furniture, fixtures and office equipment....................   11,863    11,078
Leasehold improvements......................................    5,044     2,623
                                                              -------   -------
                                                               99,225    62,308
Less accumulated depreciation and amortization..............   32,053    29,315
                                                              -------   -------
                                                              $67,172   $32,993
                                                              =======   =======

                               SIPEX CORPORATION

     In June 2001, we purchased the land, building and equipment of our Milpitas manufacturing facility for $35 million which was previously leased. Proceeds for the buyout were provided by the liquidation of $36.8 million restricted cash that had previously secured the lease of the facility and equipment.

ACCRUED EXPENSES

     Accrued expenses were as follows (in thousands):

                                                               2001     2000
                                                              ------   ------
Accrued compensation and benefits...........................  $1,108   $2,592
Accrued royalties...........................................     536      300
Accrued commissions.........................................     737      637
Accrued facility exit costs.................................      --      506
Other.......................................................     547    1,337
                                                              ------   ------
                                                              $2,928   $5,372
                                                              ======   ======

LONG-TERM DEBT

     As of December 31, 2001, Sipex had long-term debt consisting of $7.4 million borrowed under a $20.0 borrowing limit with a borrowing base of 80% of Sipex's eligible accounts receivable. Funds advanced under the line bear interest at the bank's base rate minus 0.5% (4.25% at December 31, 2001), are due June 1, 2003 and are collateralized by substantially all our assets. The loan agreement requires compliance with certain minimum tangible net worth and financial ratios. During 2001, Sipex was in violation of certain of these covenants. However, waiver of the violations were obtained and the covenants were modified. At December 31, 2001, Sipex was in compliance with the modified covenants and projects to be in compliance in 2002.

INCOME TAXES

     Total income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999 was allocated as follows (in thousands):

                                                           2001      2000      1999
                                                         --------   -------   -------
Income from continuing operations......................  $(12,590)  $ 1,623   $(2,419)
Shareholders' equity for compensation expense for tax
  purposes in excess of amounts recognized for
  financial statement purposes.........................    (1,734)   (5,266)   (3,792)
                                                         --------   -------   -------
Total income tax benefit...............................  $(14,324)  $(3,643)  $(6,211)
                                                         ========   =======   =======

     Total federal, state and foreign income tax expense (benefit), consists of the following (in thousands):

                                   2001                           2000                           1999
                       -----------------------------   ---------------------------   ----------------------------
                       DEFERRED   CURRENT    TOTAL     DEFERRED   CURRENT   TOTAL    DEFERRED   CURRENT    TOTAL
                       --------   -------   --------   --------   -------   ------   --------   -------   -------
Federal..............  $(10,082)   $(684)   $(10,767)   $2,217     $(274)   $1,943   $    57     $(29)    $    28
Loss carryforward....        --       --          --        --        --        --      (885)      --        (885)
State................    (1,770)     (64)     (1,834)     (313)       (7)     (320)   (1,576)       2      (1,574)
Loss carryforward....        --       --          --        --        --        --        --       --          --
Foreign..............        --       10          10        --        --        --        --       12          12
                       --------    -----    --------    ------     -----    ------   -------     ----     -------
Total expense........  $(11,852)   $(738)   $(12,590)   $1,904     $(281)   $1,623   $(2,404)    $(15)    $(2,419)
                       ========    =====    ========    ======     =====    ======   =======     ====     =======

                               SIPEX CORPORATION

     The actual tax expense (benefit) differs from the "expected" tax expense as follows (in thousands):

                                                            2001      2000     1999
                                                          --------   ------   -------
Computed "expected" tax expense.........................  $(11,299)  $1,939   $ 1,289
State income tax, net of federal income tax benefit and
  change in valuation allowance.........................    (1,192)    (201)     (560)
FSC tax benefits........................................        --       --       (37)
Non-deductible expenses.................................        30       71        26
Goodwill amortization and merger costs not deductible...       130      133       419
Change in valuation allowance...........................        --       --    (2,569)
Recognition of net operating losses.....................        --       --      (885)
Utilization of R&D credits..............................      (248)    (353)      (22)
Rate differential on foreign taxes and non-deductible
  foreign losses........................................       (11)      41       (34)
Other...................................................        --       (7)      (46)
                                                          --------   ------   -------
Actual tax expense (benefit)............................  $(12,590)  $1,623   $(2,419)
                                                          ========   ======   =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows (in thousands):

                                                               2001      2000
                                                              -------   -------
Current deferred tax assets:
Inventories, primarily non-deductible reserves..............  $ 1,665   $ 2,811
Accounts receivable, primarily allowances...................      961     1,232
Accrued expenses, principally provisions not currently
  deductible................................................      537     1,472
Noncurrent deferred tax assets:
Net operating loss carryforwards............................   31,940    12,028
Tax credit carryforwards....................................    3,627     3,838
                                                              -------   -------
Total deferred tax assets...................................   38,730    21,381
Noncurrent deferred tax liabilities:
Fixed assets, due to differences in depreciation............   (6,879)   (3,153)
                                                              -------   -------
Net deferred tax assets.....................................  $31,851   $18,228
                                                              =======   =======

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the associated temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities and projected future taxable income, and tax planning strategies in making this assessment.

     At December 31, 2001, Sipex has U.S. net operating loss carryforwards of approximately $85.6 million, which are available to offset future Federal taxable income. These losses expire during the years 2005 through 2021. As of December 31, 2001, a substantial amount of the loss carryforwards are subject to an annual limitation on utilization as a result of previous ownership changes pursuant to IRC Section 382. An ownership change occurs where five percent or greater shareholders undergo a greater than fifty percent change in ownership over a three year period. The Company has undergone an ownership change in May of 2001.

                               SIPEX CORPORATION

     At December 31, 2001, Sipex has Massachusetts and California net operating loss carryforwards of approximately $63.0 million and $11.3 million, respectively. The state net operating losses will expire from 2005 to 2006.

     Sipex also has Federal and California research and development credits of approximately $1.3 million and $1.2 million, respectively. The Federal credits will expire from 2010 to 2021, and the California credits may be carried forward indefinitely. Sipex also has approximately $1.8 million of California manufacturer's investment credit carryforwards, and $100,000 of Massachusetts investment tax credit carryforwards, which will expire from 2006 to 2009.

     In order to fully realize the deferred tax assets, the Company will need to generate the following amounts of aggregate future taxable income within the periods noted below in order that none of the loss or credit carryforwards expire unused.

                                                                          APPROXIMATE
                                                                           CUMULATIVE
TYPE OF DEDUCTIBLE                              YEARS      EXPIRATION    TAXABLE INCOME
TEMPORARY DIFFERENCE                          GENERATED       DATES         REQUIRED
--------------------                         -----------   -----------   --------------
U.S. loss carryforwards....................  1990 - 1995   2005 - 2010   $ 22.7 million
U.S. loss carryforwards....................  2000 - 2001   2020 - 2021   $ 62.5 million
Massachusetts loss carryforwards...........  2000 - 2001   2005 - 2006   $ 62.5 million
California loss carryforwards..............  2000 - 2001   2005 - 2006   $ 32.4 million
U.S. tax credit carryforwards..............  1995 - 2001   2010 - 2021   $107.6 million
California tax credit carryforwards........  1998 - 2001   2006 - 2009   $101.3 million

     Based on projections of taxable income over the next several years, and considering the limitation imposed by IRC Section 382, we believe that none of the loss carryforwards from earlier years will expire unused. Based upon the level of historical income and our projections for future taxable income over the periods, which the temporary differences are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Such reduction could have a materially adverse affect on our statement of operations resulting from the income tax charge that would be required to reflect a valuation allowance against the deferred tax assets.

SHAREHOLDERS' EQUITY

     Sipex currently maintains nine stock option plans. The 1994 Stock Option and Incentive Plan, 1996 Stock Option Plan, 1996 Non-Employee Director Stock Option Plan, 1997 Stock Option Plan, the 1999 Stock Option Plan, the 2000 Non-Qualified Stock Option Plan, the 2001 Stock Option Plan and the 2002 Nonstatutory Stock Option Plan have had 1,187,900, 1,200,000, 300,000, 1,200,000, 1,200,000, 1,000,000, 765,000 and 1,000,000 shares reserved for issuance, respectively. All plans allow for options which vest ratably over five years from the date of grant and expire ten years from the date of grant. In addition to stock option plans, 1,675,000 shares of Sipex's stock has been reserved for issuance pursuant to options which have been granted to new employees outside of the option plans. Options for 4,994,817 shares are outstanding as of December 31, 2001.

     In January 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan, pursuant to which Sipex is authorized to issue up to 500,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to 10 percent of their annual base earnings withheld to purchase Sipex's common stock. The purchase price of

                               SIPEX CORPORATION
stock is 85 percent of the lower of its beginning-of-period or end-of-period market price. Under the Plan, Sipex sold 138,182 shares to employees since inception of the plan.

     Sipex applies APB Opinion 25 and related interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined pursuant to SFAS No. 123, Sipex's net income
(loss) and net income per share would have been adjusted to the pro forma amounts indicated in the table below. The effects on pro forma net income (loss) obtained from applying SFAS No. 123 may not be representative of the effects on reported net income (loss) for future years (in thousands, except per share amounts).

                                                            2001      2000      1999
                                                          --------   -------   ------
Net income (loss)
  As reported...........................................  $(19,692)  $ 3,917   $6,099
  Pro forma.............................................   (28,378)   (2,495)     542
Net income (loss) per share -- basic
  As reported...........................................     (0.82)     0.18     0.28
  Pro forma.............................................     (1.18)    (0.11)    0.03
Net income (loss) per share -- assuming dilution
  As reported...........................................     (0.82)     0.16     0.28
  Pro forma.............................................     (1.18)    (0.11)    0.02

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively; no dividend yield; expected volatility of 179 percent for 2001 and 95 percent for 2000 and 1999, and expected option lives of six years. The risk free interest rate assumed was 5.3% for 2001, 5.0% for 2000, and 6.25% for 1999. The
weighted-average fair value of options granted during 2001, 2000 and 1999 was $9.38, $23.14, and $10.91, respectively.

     A summary of the status of Sipex's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years then ended, is presented below (in thousands, except per share amounts):

                                          2001                      2000                      1999
                                 -----------------------   -----------------------   -----------------------
                                             WEIGHTED                  WEIGHTED                  WEIGHTED
                                             AVERAGE                   AVERAGE                   AVERAGE
                                 SHARES      EXERCISE      SHARES      EXERCISE      SHARES      EXERCISE
                                 (000)        PRICE        (000)        PRICE        (000)        PRICE
                                 ------   --------------   ------   --------------   ------   --------------
Outstanding at beginning of
  year.........................  3,137        $16.87       3,675        $15.09       2,024        $16.15
Granted........................  2,386          9.61         432         23.15       2,138         13.54
Exercised......................    (86)         5.86        (715)        11.69        (169)         1.89
Forfeited......................   (442)        15.31        (255)        16.30        (318)        18.39
                                 -----        ------       -----        ------       -----        ------
Outstanding at end of year.....  4,995        $13.64       3,137        $16.87       3,675        $15.09
                                 -----        ------       -----        ------       -----        ------
Options exercisable at
  year-end.....................  1,627        $13.48         458        $18.11         561        $13.13
                                 =====        ======       =====        ======       =====        ======

                               SIPEX CORPORATION

     The following table summarizes information about Sipex's stock options outstanding at December 31, 2001:

                                               OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                       ------------------------------------   -------------------
                                                               WEIGHTED
                                            NUMBER             AVERAGE              NUMBER
                                        OUTSTANDING AT        REMAINING         EXERCISABLE AT
RANGE OF EXERCISE PRICES               DECEMBER 31, 2001   CONTRACTUAL LIFE    DECEMBER 31, 2001
------------------------               -----------------   ----------------   -------------------
$ 0.2000 - $ 4.7500..................         22,860             3.89                22,860
           $ 6.0000..................        768,750             9.75               530,000
$ 6.8700 - $11.1250..................        545,164             8.28               104,091
$12.1250 - $12.440...................        151,911             6.75                55,695
$12.5625 - $12.5625..................        500,000             7.90                95,000
$12.6875 - $12.6875..................      1,076,520             9.04                27,000
$13.0625 - $15.0000..................        381,034             7.25               220,574
$15.5625 - $15.5625..................        611,541             7.61               180,391
$16.6875 - $20.0625..................        506,429             7.33               177,323
     $21.0000........................        430,608             6.78               213,969

OTHER, NET

     Other income (expense), net consisted of the following:

                                                             2001      2000     1999
                                                            -------   ------   ------
Interest income...........................................  $ 1,180   $2,514   $2,488
Royalty expense...........................................   (1,040)    (748)    (487)
Other, net................................................       25      301     (267)
                                                            -------   ------   ------
Total other, net..........................................  $   165   $2,067   $1,734
                                                            =======   ======   ======

EMPLOYEE BENEFIT PLAN

     Sipex has a defined contribution retirement plan, 401(k), covering substantially all employees. Sipex matches 50% of the contributions made by employees up to 6% of their annual compensation. Sipex can also make a discretionary contribution to the plan. Employee contributions vest immediately and employer contributions vest ratably over five years. Participants are entitled, upon termination or retirement, to their vested portion of retirement fund assets which are held by a corporate trustee. During 2001, 2000 and 1999, our contributions to the plan were approximately $588,000, $468,000 and $297,000, respectively.

COMMITMENTS AND CONTINGENCIES

     Sipex leases facilities under operating leases expiring through 2009. Rent expense was approximately $2.0 million, $3.1 million, and $3.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

                               SIPEX CORPORATION

     Minimum lease payments under operating leases are approximately as follows (in thousands):

CALENDAR YEAR
-------------
2002........................................................   $1,141
2003........................................................      841
2004........................................................      829
2005........................................................      672
2006........................................................      672
Thereafter..................................................      872
                                                               ------
                                                               $5,027
                                                               ======

     In June 2001, Sipex purchased the land, building and equipment of its Milpitas wafer fabrication facility, which was being leased under a five-year operating lease. In accordance with the provisions of the lease agreement, Sipex paid $35.0 million, consisting of $6.0 million for the land, $16.9 million for the building and $12.1 million for machinery and equipment. The recorded cost of the machinery and equipment purchased was reduced by a $1.4 million long-term liability recorded by Sipex through June 30, 2001 as its estimated liability under the lease for the guaranteed residual value of the equipment. Proceeds for the buyout were provided through the liquidation of restricted cash investments of $36.8 million that had previously secured the lease of the facility and equipment. This reduced rent expense in 2001 by approximately $1.3 million.

     Sipex may become involved in various legal actions, including securities class actions, arising in the ordinary course of business. Between July 10 and July 19, 2001, two virtually identical purported securities class action lawsuits were filed in the United States District Court for the District of Massachusetts, captioned "Darren Suprina v. Sipex Corp. et al" (C.A. No. 01-11185-DPW) and "Doug Howell v. Sipex Corp. et al" (C.A. No. 01-11243-DPW). The suits name as defendants Sipex and certain officers of Sipex. The suits are purportedly brought on behalf of a class of all persons who purchased Sipex's common stock from July 20, 2000 through and including January 11, 2001. The suits allege, among other things, that Sipex's financial statements for the second and third quarters of fiscal year 2000 contain misstatements and assert violations of Section 10(b) of the Securities and Exchange Act of 1934 and SEC Rule 10b-5. The suits seek an unspecified award of damages. Sipex believes that the allegations in the complaints are without merit and intends to contest them vigorously. At December 31, 2001, no provision was made for any potential costs related to these matters as management concluded it was not probable that any loss would be incurred.

                               SIPEX CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

     The Company had the following activity for the inventory and accounts receivable allowances:

                                                                          BAD DEBT
                                                              INVENTORY   & RETURNS
                                                              ---------   ---------
1999
  Beginning Balance January 1...............................   $   908     $   868
  Charged to costs and expenses.............................     2,563       1,196
  Deductions................................................      (756)       (784)
                                                               -------     -------
2000
  Balance January 1.........................................     2,715       1,280
  Charged to costs and expenses.............................     3,645       3,681
  Deductions................................................    (2,171)     (2,072)
                                                               -------     -------
2001
  Balance January 1.........................................     4,189       2,889
  Charged to costs and expenses.............................     5,637       4,555
  Deductions................................................    (6,285)     (5,000)
                                                               -------     -------
Balance December 31.........................................   $ 3,541     $ 2,444
                                                               =======     =======

EXPORT SALES AND MAJOR CUSTOMERS

     Sipex's operations are classified into one reportable segment. Substantially all of our operations and long-lived assets reside in the United States although we have sales operations in Munich, Belgium, Taipei, Tokyo, Shenzhen, and Seoul.

     Revenues by geographic area are summarized as follows (in thousands):

                                                          2001       2000      1999
                                                         -------   --------   -------
United States / Canada.................................  $27,702   $ 53,471   $44,463
Europe.................................................   22,274     18,778    14,681
Far East...............................................   18,037     32,173    23,832
Japan..................................................    4,049     10,198     6,844
                                                         -------   --------   -------
                                                         $72,062   $114,620   $89,820
                                                         =======   ========   =======

     For the year ended 2001, Snecma accounted for 10% of Sipex's direct sales. Sales to Future Electronics, Sipex's largest distributor, accounted for 21%, 23%, and 17% of Sipex's net sales for the years ended December 31, 2001, 2000 and 1999, respectively.

     For the year ended December 31, 2001, Sipex had four customers which accounted for 11%, 11%, 12% and 13% of the accounts receivable balance. For the year ended December 31, 2000, Sipex had one customer which accounted for 15% of the accounts receivable balance. For the year ended December 31, 1999, Sipex had one customer which accounted for 21% of the accounts receivable balance.

                               SIPEX CORPORATION

QUARTERLY DATA (UNAUDITED)

     Following is a summary of quarterly operating results and share data. Quarterly information shown below does not vary from amounts reported on any Form 10-Q previously filed by Sipex prior to June 20, 2001. Information for the quarters ended June 30, 2001 and September 29, 2001 have been restated on Form 10-Q/A to reflect a change in our reserve for returns in the quarter ended June 30, 2001 and September 30, 2001 for returns from two of our customers in June 2001.

     Net income (loss) per share amounts are based on the weighted average common and common equivalent shares outstanding during the quarter. Therefore, the total of net income (loss) per share for the four quarters may differ slightly from net income (loss) per share for the year.

                    QUARTERLY RESULTS AND STOCK MARKET DATA

                                   DEC. 31, 2001   SEPT. 29, 2001   JUNE 30, 2001   MARCH 31, 2001
                                   -------------   --------------   -------------   --------------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal 2001
Net sales........................     $17,965         $15,031          $19,372         $19,694
Gross profit.....................       3,157          (3,251)          (2,299)            897
Net income (loss)................      (1,896)         (6,463)          (6,305)         (5,028)
Net income (loss)per share
  Basic..........................       (0.08)          (0.26)           (0.26)          (0.22)
  Assuming dilution..............       (0.08)          (0.26)           (0.26)          (0.22)
Stock price range per share:
  High...........................      13.380          14.040           13.440          25.563
  Low............................       6.000           6.440            6.531           7.656

                                      DEC. 31, 2000   SEPT. 30, 2000   JULY 1, 2000   APRIL 1, 2000
                                      -------------   --------------   ------------   -------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal 2000
Net sales...........................     $20,772         $35,711         $31,401         $26,736
Gross profit........................        (233)         15,180          11,842           9,701
Net income (loss)...................      (5,184)          4,746           2,703           1,652
Net income (loss) per share
  Basic.............................       (0.23)           0.21            0.12            0.08
  Assuming dilution.................       (0.23)           0.20            0.12            0.07
Stock price range per share:
  High..............................      45.125          49.672          34.938          44.813
  Low...............................      15.875          23.000          20.063          17.688

                             ---------------------
                               SIPEX CORPORATION
                             ---------------------
                               OFFER TO EXCHANGE
                          CERTAIN OUTSTANDING OPTIONS
                                FOR NEW OPTIONS

                             ---------------------

    This document constitutes part of the prospectuses relating to the SIPEX
                                  Corporation
     1996 Incentive Stock Option Plan, the 1997 Stock Option Plan, the 2000 Non-Qualified Stock Option Plan, the 2002 Nonstatutory Stock Option Plan and
    certain stand-alone option agreements covering securities that have been registered under the Securities Act of 1933.

                                October 10, 2002